UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

4 - NIRE (State Registration Number)
35300186133

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 - 14º– Cj 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE 3756-8707	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Wilson P. Ferreira Junior
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5				3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL wferreira@cpfl.com.br

01.04 –REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01.01.2010	12.31.2010	3	07.01.2010	09.30.2010	4	01.01.2009	12.31.2009

09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes	10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça	12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 CURRENT QUARTER 09/30/2010	2 PREVIOUS QUARTER 12/31/2009	3 SAME QUARTER PREVIOUS YEAR 09/30/2009
Paid-in Capital
1 – Common	481,137,130	481,137,130	479,910,938
2 – Preferred	0	0	0
3 – Total	481,137,130	481,137,130	479,910,938
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120– Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
02	RCA	08/11/2010	Dividend	09/30/2010	ON	1,6095795990

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian  reais – R$)

1 – Code	2 – Description	3 – 09/30/2010	4 – 12/31/2009
1	Total assets	6,684,795	6,841,525
1.01	Current assets	559,059	507,356
1.01.01	Cash and cash equivalents	4,181	219,126
1.01.02	Credits	552,202	285,587
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	552,202	285,587
1.01.02.02.01	Dividends and interest on shareholders’ equity	475,648	201,772
1.01.02.02.02	Financial investments	40,837	39,253
1.01.02.02.03	Recoverable taxes	35,715	44,310
1.01.02.02.04	Derivatives	2	252
1.01.03	Materials and supplies	0	0
1.01.04	Other	2,676	2,643
1.02	Noncurrent assets	6,125,736	6,334,169
1.02.01	Long-term assets	337,775	327,471
1.02.01.01	Other receivables	231,153	250,975
1.02.01.01.01	Financial investments	45,148	62,179
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	172,775	176,199
1.02.01.01.04	Escrow deposits	10,443	9,810
1.02.01.02	Related parties	65,215	25,102
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	65,215	25,102
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	41,407	51,394
1.02.02	Permanent assets	5,787,961	6,006,698
1.02.02.01	Investments	5,785,497	6,006,277
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	0	0
1.02.02.02	Property, plant and equipment	166	1
1.02.02.03	Intangible assets	2,298	420
1.02.02.04	Deferred charges	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 09/30/2010	4 – 12/31/2009
2	Total liabilities	6,684,795	6,841,525
2.01	Current liabilities	33,279	40,149
2.01.01	Loans and financing	0	0
2.01.02	Debentures	3,401	12,788
2.01.02.01	Interest on debentures	3,401	12,788
2.01.03	Suppliers	1,510	2,658
2.01.04	Taxes and social contributions payable	(913)	102
2.01.05	Dividends	19,910	17,036
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	9,371	7,565
2.01.08.01	Accrued liabilities	198	78
2.01.08.02	Derivatives	78	0
2.01.08.03	Other	9,095	7,487
2.02	Noncurrent liabilities	534,800	532,028
2.02.01	Long-term liabilities	534,800	532,028
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	10,438	9,800
2.02.01.03.01	Reserve for contingencies	10,438	9,800
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	74,362	72,228
2.02.01.06.01	Derivatives	412	1,056
2.02.01.06.02	Other	73,950	71,172
2.03	Deferred income	0	0
2.05	Shareholders’ equity	6,116,716	6,269,348
2.05.01	Capital	4,793,424	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	996,768
2.05.04.01	Legal reserves	341,751	341,751
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit retention	0	655,017
2.05.04.07.01	Additional proposed dividend	0	655,017
2.05.05	Equity valuation adjustments	785,351	765,667
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	196,174	(234,278)
2.05.07	Advance for future capital increase	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009
3.01	Gross operating revenues	0	0	0	0
3.02	Deductions	890	892	3	3
3.03	Net operating revenues	890	892	3	3
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	890	892	3	3
3.06	Operating income (expense)	341,104	1,203,218	447,095	1,144,607
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(6,340)	(17,361)	(4,018)	(11,901)
3.06.03	Financial	79	(12,465)	550	(21,837)
3.06.03.01	Financial income	21,072	43,550	14,483	26,687
3.06.03.02	Financial expense	(20,993)	(56,015)	(13,933)	(48,524)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(36,255)	(108,496)	(37,427)	(112,898)
3.06.05.01	Amortization of intangible asset of concession	(36,255)	(108,496)	(37,187)	(111,561)
3.06.05.02	Operating expense	0	0	(240)	(1,337)
3.06.06	Equity in subsidiaries	383,620	1,341,540	487,990	1,291,243
3.07	Operating income	341,994	1,204,110	447,098	1,144,610
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

1 - Code	2 – Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009
3.09	Income before taxes on income and profit sharing	341,994	1,204,110	447,098	1,144,610
3.10	Income tax and social contribution	296	(18,509)	1,013	(17,568)
3.10.01	Social Contribuition	(203)	(14,647)	361	(14,522)
3.10.02	Income Tax	499	(3,862)	652	(3,046)
3.11	Deferred income tax	1,858	(3,426)	655	(4,249)
3.11.01	Deferred social contribution	658	(501)	242	(1,370)
3.11.02	Deferred income tax	1,200	(2,925)	413	(2,879)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	0	0	0	0
3.15	Net income	344,148	1,182,175	448,766	1,122,793
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.71528	2.45704	0.93510	2.33959
	NET LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

04.01 – STATEMENTS OF CASH FLOW – INDIRECT METHOD  (in thousands of Brazilian  reais – R$)

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01	Net cash from operating activities	735,136	1,216,905	614,181	1,132,937
4.01.01	Cash generated from operations	1,961	(12,767)	(5,661)	(7,443)
4.01.01.01	Net income, including income tax and social contribution	341,994	1,204,111	447,098	1,144,610
4.01.01.02	Depreciation and amortization	36,294	108,600	37,217	111,650
4.01.01.03	Reserve for contingencies	5	5	(9,607)	(160)
4.01.01.04	Interest and monetary and exchange restatement	7,288	16,057	7,377	26,360
4.01.01.05	Equity in subsidiaries	(383,620)	(1,341,540)	(487,990)	(1,291,243)
4.01.01.06	Loss on the noncurrent assets disposal	0	0	244	1,340
4.01.02	Variation on assets and liabilities	733,175	1,229,672	619,842	1,140,380
4.01.02.01	Dividend and interest on shareholders’ equity received	754,785	1,254,799	645,950	1,197,718
4.01.02.02	Recoverable taxes	25,550	23,406	15,592	13,386
4.01.02.03	Escrow deposits	(240)	(633)	160	158
4.01.02.04	Other operating assets	499	217	(939)	(786)
4.01.02.05	Suppliers	(80)	(1,148)	802	746
4.01.02.06	Income taxes and social contributions	(18,790)	(18,790)	(18,580)	(18,580)
4.01.02.07	Other taxes and social contributions	(9,887)	(734)	1,017	1,050
4.01.02.08	Interest on debts - paid	(22,756)	(42,154)	(23,181)	(52,998)
4.01.02.09	Other operating liabilities	4,094	14,709	(979)	(314)
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(30,674)	(8,057)	(4,313)	71,183
4.02.01	Decrease of capital in subsidiaries	0	0	0	60,236
4.02.02	Acquisition of property, plant and equipment	0	(169)	0	0
4.02.03	Financial investments	11,264	32,503	9,259	29,325
4.02.04	Acquisition of intangible assets – other	0	0	(39)	(151)
4.02.05	Sale of noncurrent assets	0	(45)	0	0
4.02.06	Advances for future capital increase	(210)	(305)	(35)	(135)
4.02.07	Intercompany loans with subsidiaries and associated companies	(41,727)	(40,113)	4,594	0
4.02.08	Other	(1)	72	(18,092)	(18,092)
4.03	Net cash in financing activities	(771,253)	(1,423,793)	(569,227)	(1,173,006)
4.03.01	Payment of loans, financing and debentures (principal), net of derivatives	0	(198)	69	(170)
4.03.02	Dividend and interest on shareholders’ equity paid	(771,253)	(1,423,595)	(569,296)	(1,172,836)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(66,791)	(214,945)	40,641	31,114
4.05.01	Cash and cash equivalents at beginning of period	70,972	219,126	6,175	15,702
4.05.02	Cash and cash equivalents at end of period	4,181	4,181	46,816	46,816

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183
5.04	Net income / Loss for the period	0	0	0	0	344,148	0	344,148
5.05	Distribution	0	0	0	(774,429)	0	0	(774,429)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	(774,429)	0	0	(774,429)
5.05.03.01	Approval of dividend proposal	0	0	0	(774,429)	0	0	(774,429)
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	6,648	4,166	10,814
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Equity on Comprehensive income of subsidiaries	0	0	0	0	6,648	4,166	10,814
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,793,424	16	0	341,751	196,174	785,351	6,116,716

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.04	Net income / Loss for the period	0	0	0	0	1,182,175	0	1,182,175
5.05	Distribution	0	0	0	(655,017)	(771,452)	0	(1,426,469)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	(655,017)	2,977	0	(652,040)
5.05.03.01	Approval of dividend proposal	0	0	0	(655,017)	0	0	(655,017)
5.05.03.02	Additional dividen proposed	0	0	0	0	2,977	0	2,977
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	19,729	19,684	39,413
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Equity on Comprehensive income of subsidiaries	0	0	0	0	19,729	19,684	39,413
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,793,424	16	0	341,751	196,174	785,351	6,116,716

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian  reais – R$)

1 - Code	2 – Description	3 – 09/30/2010	4 – 12/31/2009
1	Total assets	19,236,437	18,490,759
1.01	Current assets	3,507,940	3,649,296
1.01.01	Cash and cash equivalents	1,140,304	1,487,243
1.01.02	Credits	2,117,314	1,988,133
1.01.02.01	Accounts receivable	1,893,347	1,752,858
1.01.02.01.01	Consumers, concessionaires and licensees	1,893,347	1,752,858
1.01.02.02	Other credits	223,967	235,275
1.01.02.02.01	Financial investments	40,837	39,253
1.01.02.02.02	Recoverable taxes	178,749	192,278
1.01.02.02.03	Derivatives	361	795
1.01.02.02.04	Leases	4,020	2,949
1.01.03	Materials and supplies	22,158	17,360
1.01.04	Other	228,164	156,560
1.02	Noncurrent assets	15,728,497	14,841,463
1.02.01	Long-term assets	3,708,420	3,565,323
1.02.01.01	Other credits	3,426,125	3,328,294
1.02.01.01.01	Consumers, concessionaires and licensees	180,586	224,887
1.02.01.01.02	Financial investments	87,453	79,835
1.02.01.01.03	Recoverable taxes	135,986	113,235
1.02.01.01.04	Deferred taxes	1,182,177	1,286,805
1.02.01.01.05	Escrow deposits	862,071	794,177
1.02.01.01.06	Derivatives	159	7,881
1.02.01.01.07	Leases	23,830	21,243
1.02.01.01.08	Financial asset of concession	825,466	674,029
1.02.01.01.09	Private pension plan	11,743	9,725
1.02.01.01.10	Investment at cost	116,654	116,477
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	282,295	237,029
1.02.02	Permanent assets	12,020,077	11,276,140
1.02.02.01	Investments	0	0
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	0	0
1.02.02.02	Property, plant and equipment	5,603,183	5,213,039
1.02.02.03	Intangible assets	6,416,894	6,063,101
1.02.02.04	Deferred charges	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES’ EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 09/30/2010	4 – 12/31/2009
2	Total liabilities	19,236,437	18,490,759
2.01	Current liabilities	4,418,999	3,422,933
2.01.01	Loans and financing	611,752	756,576
2.01.01.01	Accrued interest on debts	56,379	27,662
2.01.01.02	Loans and financing	555,373	728,914
2.01.02	Debentures	1,425,777	600,309
2.01.02.01	Accrued interest on debentures	114,639	101,284
2.01.02.02	Debentures	1,311,138	499,025
2.01.03	Suppliers	1,176,989	1,021,452
2.01.04	Taxes and social contributions payable	524,968	498,610
2.01.05	Dividends and interest on equity	23,076	25,284
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	656,437	520,702
2.01.08.01	Private pension plan	43,801	44,484
2.01.08.02	Regulatory charges	119,130	63,750
2.01.08.03	Accrued liabilities	72,093	50,898
2.01.08.04	Derivatives	3,372	7,012
2.01.08.05	Other	401,298	338,861
2.01.08.06	Public utilities	16,743	15,697
2.02	Noncurrent liabilities	8,445,676	8,531,047
2.02.01	Long-Term liabilities	8,445,676	8,531,047
2.02.01.01	Loans and financing	4,632,705	3,791,469
2.02.01.01.01	Accrued Interest on debts	17,938	62,427
2.02.01.01.02	Loans and financing	4,614,767	3,729,042
2.02.01.02	Debentures	2,020,542	2,751,169
2.02.01.03	Reserves	289,017	300,644
2.02.01.03.01	Reserve for contingencies	289,017	300,644
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,503,412	1,687,765
2.02.01.06.01	Suppliers	10,664	42,655
2.02.01.06.02	Provate pension plan	605,759	723,286
2.02.01.06.03	Taxes and social contributions payable	1,139	1,639
2.02.01.06.04	Deferred tax debts	280,233	282,010
2.02.01.06.05	Derivatives	1,433	5,694
2.02.01.06.06	Other	183,859	226,644
2.02.01.06.07	Public utilities	420,325	405,837
2.03	Deferred revenue	0	0
2.04	Noncontrolling shareholders’ interest	255,046	267,431
2.05	Shareholders’ equity	6,116,716	6,269,348
2.05.01	Capital	4,793,424	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	996,768
2.05.04.01	Legal	341,751	341,751
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	655,017
2.05.04.07.01	Additional proposed dividend	0	655,017
2.05.05	Equity valuation adjustments	785,351	765,667
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	196,174	(234,278)
2.05.07	Advance for future capital increase	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	Operating revenues	4,494,484	12,965,301	4,243,993	12,101,072
3.02	Deductions from operating revenues	(1,395,609)	(4,120,142)	(1,319,402)	(3,738,314)
3.03	Net operating revenues	3,098,875	8,845,159	2,924,591	8,362,758
3.04	Cost of electric energy services	(2,219,647)	(6,037,651)	(1,934,174)	(5,721,022)
3.04.01	Electric energy purchased for resale	(1,379,348)	(3,723,117)	(1,248,052)	(3,745,321)
3.04.02	Electric energy network usage charges	(286,430)	(859,443)	(264,311)	(781,832)
3.04.03	Personnel	(87,585)	(261,260)	(79,675)	(246,799)
3.04.04	Employee pension plans	21,800	65,405	(900)	(2,702)
3.04.05	Material	(16,797)	(45,952)	(14,624)	(40,958)
3.04.06	Outsourced services	(48,597)	(131,698)	(39,803)	(116,611)
3.04.07	Depreciation and amortization	(111,586)	(332,540)	(110,705)	(334,213)
3.04.08	Other	(13,510)	(45,552)	(14,519)	(37,957)
3.04.09	Cost of services rendered to third parties	(295,403)	(698,867)	(160,216)	(410,678)
3.04.10	Costs related to infrastructure construction	(2,191)	(4,627)	(1,369)	(3,951)
3.05	Gross operating income	879,228	2,807,508	990,417	2,641,736
3.06	Operating income (expense)	(330,329)	(938,957)	(285,370)	(859,815)
3.06.01	Sales and marketing	(67,573)	(211,431)	(67,043)	(182,850)
3.06.02	General and administrative	(133,312)	(323,520)	(99,907)	(296,086)
3.06.03	Financial income (expense)	(73,100)	(239,231)	(66,860)	(218,152)
3.06.03.01	Financial income	129,825	332,117	78,376	252,772
3.06.03.02	Financial expenses	(202,925)	(571,348)	(145,236)	(470,924)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(56,344)	(164,775)	(51,560)	(162,727)
3.06.05.01	Amortization of intangible asset of concession	(46,511)	(139,240)	(47,645)	(142,932)
3.06.05.02	Other operating expense	(9,833)	(25,535)	(3,915)	(19,795)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	548,899	1,868,551	705,047	1,781,921
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and profit sharing	548,899	1,686,551	705,047	1,781,921
3.10	Income tax and social contribution	(203,679)	(592,636)	(101,790)	(361,082)
3.10.01	Social contribution	(53,610)	(156,746)	(28,528)	(97,676)
3.10.02	Income tax	(150,069)	(435,890)	(73,262)	(263,406)
3.11	Deferred income tax and social contribution	5,561	(77,501)	(145,573)	(275,961)
3.11.01	Social contribution	969	(21,570)	(38,502)	(72,491)
3.11.02	Income tax	4,592	(55,931)	(107,071)	(203,470)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.14	Noncontrolling shareholders’ interest	(6,633)	(16,238)	(8,918)	(22,085)
3.15	Net income	344,148	1,182,176	448,766	1,122,793
	SHARES OUTSTANDING EX-TREASURY STOCK (units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.71528	2.45705	0.93510	2.33959
	LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method  (in thousands of Brazilian  reais – R$)

1 - Code	2 - Description	3 – 07/01/2010 to 09/30/2010	4 – 01/01/2010 to 09/30/2010	5 – 07/01/2009 to 09/30/2009	6 – 01/01/2009 to 09/30/2009
4.01	Net cash from operating activities	538,062	1,694,474	710,374	1,614,558
4.01.01	Cash generated from operations	862,664	2,584,137	978,576	2,713,082
4.01.01.01	Net income, including income tax and social contribution	548,899	1,868,551	705,047	1,781,921
4.01.01.02	Depreciation and amortization	167,493	498,291	167,254	504,228
4.01.01.03	Reserve for contingencies	16,307	(143,233)	(9,216)	(4,058)
4.01.01.04	Interest and monetary and exchange restatement	158,466	413,900	153,985	435,599
4.01.01.05	(Gain) / Loss on pension plan	(21,800)	(65,405)	900	2,734
4.01.01.06	Losses on disposal of noncurrent assets	(1,998)	1,946	(415)	11,440
4.01.01.07	Deferred taxes - PIS and COFINS	(5,936)	5,407	(52,650)	(32,041)
4.01.01.08	Other	1,233	4,680	13,671	13,259
4.01.02	Variation on assets and liabilities	(324,602)	(889,663)	(268,202)	(1,098,524)
4.01.02.01	Consumers, Concessionaires and Licensees	(57,741)	(96,188)	(2,231)	(131,411)
4.01.02.02	Recoverable Taxes	32,757	5,588	(39,872)	(40,015)
4.01.02.03	Escrow deposits	(2,320)	(29,782)	(6,381)	(10,882)
4.01.02.04	Other operating assets	(48,146)	(115,776)	(9,817)	(5,340)
4.01.02.05	Suppliers	87,344	123,546	(39,008)	(63,160)
4.01.02.06	Taxes and social contributions paid	(189,519)	(531,006)	(100,571)	(406,354)
4.01.02.07	Other taxes and social contributions	(10,009)	(44,798)	26,669	19,745
4.01.02.08	Employee Pension Plans	(14,818)	(52,115)	(19,478)	(55,022)
4.01.02.09	Interest paid on debt	(150,809)	(393,976)	(166,237)	(438,600)
4.01.02.10	Regulatory Charges	8,770	55,380	21,817	(199)
4.01.02.11	Other operating liabilities	19,889	189,464	66,907	32,714
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(510,838)	(1,212,750)	(307,873)	(809,163)
4.02.01	Acquisition of Interest in subsidiaries	(59)	(176)	(81)	(214)
4.02.02	Addition to property, plant and equipment	(166,489)	(447,636)	(124,111)	(389,590)
4.02.03	Financial investments	(35,107)	(17,361)	7,996	54,190
4.02.04	Acquisition of intangible assets – other	(335,408)	(776,342)	(192,352)	(462,756)
4.02.05	Sale of noncurrent assets	7,209	11,925	10,800	18,256
4.02.06	Other	19,016	16,840	(10,125)	(29,049)
4.03	Net cash in financing activities	(264,369)	(828,663)	(456,169)	(869,008)
4.03.01	Loans, financing and debentures obtained	786,499	1,586,602	1,144,330	2,050,351
4.03.02	Payments of Loans, financing and debentures , net of derivatives	(259,883)	(975,167)	(1,003,240)	(1,734,881)
4.03.03	Dividend and interest on shareholders’ equity paid	(790,985)	(1,440,098)	(597,259)	(1,184,478)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(237,145)	(346,939)	(53,668)	(63,613)
4.05.01	Cash and cash equivalents at beginning of period	1,377,449	1,487,243	748,509	758,454
4.05.02	Cash and cash equivalents at end of period	1,140,304	1,140,304	694,841	694,841

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,793,424	16	0	1,116,180	(154,622)	781,185	6,536,183
5.04	Net income / Loss for the period	0	0	0	0	344,148	0	344,148
5.05	Distribution	0	0	0	(774,429)	0	0	(774,429)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	(774,429)	0	0	(774,429)
5.05.03.01	Approval of dividend proposal	0	0	0	(774,429)	0	0	(774,429)
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	6,648	4,166	10,814
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Adjustment of financial instruments	0	0	0	0	110	16,275	16,385
5.07.05	Tax on adjustments of financial instruments	0	0	0	0	0	(5,571)	(5,571)
5.07.06	Realization of revaluation reserve	0	0	0	0	9,906	(9,906)	0
5.07.07	Tax on adjustments of financial instruments	0	0	0	0	(3,368)	3,368	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,793,424	16	0	341,751	196,174	785,351	6,116,716

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	996,768	(234,278)	765,667	6,269,348
5.04	Net income / Loss for the period	0	0	0	0	1,182,175	0	1,182,175
5.05	Distribution	0	0	0	(655,017)	(771,452)	0	(1,426,469)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0		0	(655,017)	2,977	0	(652,040)
5.05.03.01	Approval of dividend proposal	0	0	0	(655,017)	0	0	(655,017)
5.05.03.02	Additional dividen proposed	0	0	0	0	2,977	0	2,977
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	19,729	19,684	39,413
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.07.04	Adjustment of financial instruments	0	0	0	0	148	59,585	59,733
5.07.05	Tax on adjustments of financial instruments	0	0	0	0	0	(20,320)	(20,320)
5.07.06	Realization of revaluation reserve	0	0	0	0	29,673	(29,673)	0
5.07.07	Tax on realization of revaluation reserve	0	0	0	0	(10,092)	10,092	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,793,424	16	0	341,751	196,174	785,351	6,116,716

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

CPFL Energia S.A.
Balance Sheets as of September 30, 2010 and December 31, 2009
(in thousands of Brazilian Reais)

	Parent Company		Consolidated
ASSETS	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009

CURRENT ASSETS
Cash and Banks (note 6)	4,181	219,126	1,140,304	1,487,243
Consumers, Concessionaires and Licensees (note 7)	-	-	1,893,347	1,752,858
Dividends and Interest on Equity (note 13.2)	475,648	201,772	-	-
Financial Investments (note 8)	40,837	39,253	40,837	39,253
Recoverable Taxes (note 9)	35,715	44,310	178,749	192,278
Derivatives (note 31)	2	252	361	795
Materials and Supplies	-	-	22,158	17,360
Leases	-	-	4,020	2,949
Other credits (note 12)	2,676	2,643	228,164	156,560
TOTAL CURRENT ASSETS	559,059	507,356	3,507,940	3,649,296

NONCURRENT ASSETS

Consumers, Concessionaires and Licensees (note 7)	-	-	180,586	224,887
Due from Related Parties	65,215	25,102	-	-
Escrow Deposits (note 22)	10,443	9,810	862,071	794,177
Financial Investments (note 8)	45,148	62,179	87,453	79,835
Recoverable Taxes (note 9)	2,787	2,787	135,986	113,235
Derivatives (nota 31)	-	-	159	7,881
Tax Credits (note 10)	172,775	176,199	1,182,177	1,286,805
Leases	-	-	23,830	21,243
Financial asset of concession (note 11)	-	-	825,466	674,029
Private pension plan (note 20)	-	-	11,743	9,725
Investment at cost	-	-	116,654	116,477
Other Credits (note 12)	41,407	51,394	282,295	237,029
Investments (note 13)	5,785,497	6,006,277	-	-
Property, Plant and Equipment (note 14)	166	1	5,603,183	5,213,039
Intangible assets (note 15)	2,298	420	6,416,894	6,063,101
TOTAL NONCURRENT ASSETS	6,125,736	6,334,169	15,728,497	14,841,463

TOTAL ASSETS	6,684,795	6,841,525	19,236,437	18,490,759

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

CPFL Energia S.A.
Balance Sheets as of September 30, 2010 and December 31, 2009
(in thousands of Brazilian Reais)

	Parent Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009

CURRENT LIABILITIES
Suppliers (note 18)	1,510	2,658	1,176,989	1,021,452
Accrued Interest on Debts (note 16)	-	-	56,379	27,662
Accrued Interest on Debentures (note 17)	3,401	12,788	114,639	101,284
Loans and Financing (note 16)	-	-	555,373	728,914
Debentures (note 17)	-	-	1,311,138	499,025
Private Pension Plan (note 20)	-	-	43,801	44,484
Regulatory Charges (note 21)	-	-	119,130	63,750
Taxes and Social Contributions Payable (note 19)	(913)	102	524,968	498,610
Dividends and Interest on Equity	19,910	17,036	23,076	25,284
Accrued liabilities	198	78	72,093	50,898
Derivatives (note 31)	78	-	3,372	7,012
Public Utilities (note 23)	-	-	16,743	15,697
Other (note 24)	9,095	7,487	401,298	338,861
TOTAL CURRENT LIABILITIES	33,279	40,149	4,418,999	3,422,933

NONCURRENT LIABILITIES
Suppliers (note 18)	-	-	10,664	42,655
Accrued Interest on Debts (note 16)	-	-	17,938	62,427
Loans and Financing (note 16)	-	-	4,614,767	3,729,042
Debentures (note 17)	450,000	450,000	2,020,542	2,751,169
Private Pension Plan (note 20)	-	-	605,759	723,286
Taxes and Social Contributions Payable (note 19)	-	-	1,139	1,639
Deferred tax debits (note 10)	-	-	280,233	282,010
Reserve for contingencies (note 22)	10,438	9,800	289,017	300,644
Derivatives (note 31)	412	1,056	1,433	5,694
Public Utilities (note 23)	-	-	420,325	405,837
Other (note 24)	73,950	71,172	183,859	226,644
TOTAL NONCURRENT LIABILITIES	534,800	532,028	8,445,676	8,531,047

SHAREHOLDERS' EQUITY (note 25)
Capital	4,793,424	4,741,175	4,793,424	4,741,175
Capital Reserves	16	16	16	16
Profit Reserves	341,751	341,751	341,751	341,751
Additional dividend proposed	-	655,017	-	655,017
Revaluation Reserve	785,351	765,667	785,351	765,667
Retained earnings	196,174	(234,278)	196,174	(234,278)
	6,116,716	6,269,348	6,116,716	6,269,348

Net equity attributable to controlling shareholders	6,116,716	6,269,348	6,116,716	6,269,348
Net equity attributable to noncontrolling shareholders		-	255,046	267,431

TOTAL SHAREHOLDERS' EQUITY	6,116,716	6,269,348	6,371,762	6,536,779

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,684,795	6,841,525	19,236,437	18,490,759

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

CPFL Energia S.A.
Statement of income for the periods ended in September 30, 2010 and 2009
(in thousands of Brazilian Reais)

	Parent Company				Consolidated
	2010		2009		2010		2009
	3rd quarter	Nine month	3rd quarter	Nine month	3rd quarter	Nine month	3rd quarter	Nine month

NET OPERATING REVENUE (note 26)	890	892	3	3	3,098,875	8,845,159	2,924,591	8,362,758

COST OF ELECTRIC ENERGY SERVICES
Cost of Electric Energy (note 27)	-	-	-	-	(1,665,778)	(4,582,560)	(1,512,363)	(4,527,153)
Operating Cost (note 28)	-	-	-	-	(256,275)	(751,597)	(260,226)	(779,240)
Services Rendered to Third Parties (note 28)	-	-	-	-	(297,594)	(703,494)	(161,585)	(414,629)

GROSS OPERATING INCOME	890	892	3	3	879,228	2,807,508	990,417	2,641,736

Operating expenses (note 28)
Sales expenses	-	-	-	-	(67,573)	(211,431)	(67,043)	(182,850)
General and Administrative expenses	(6,339)	(17,361)	(4,018)	(11,901)	(133,312)	(323,520)	(99,907)	(296,086)
Other Operating Expense	(36,255)	(108,495)	(37,431)	(112,901)	(56,344)	(164,775)	(51,560)	(162,727)
	(42,594)	(125,856)	(41,449)	(124,802)	(257,229)	(699,726)	(218,510)	(641,663)

INCOME FROM ELECTRIC ENERGY SERVICE	(41,704)	(124,964)	(41,446)	(124,799)	621,999	2,107,782	771,907	2,000,073

Equity in subsidiaries (note 13)	383,620	1,341,540	487,990	1,291,243	-	-	-	-

FINANCIAL INCOME (EXPENSE) (note 29)
Income	21,072	43,550	14,483	26,687	129,825	332,117	78,376	252,772
Expense	(20,994)	(56,015)	(13,929)	(48,521)	(202,925)	(571,348)	(145,236)	(470,924)
	78	(12,465)	554	(21,834)	(73,100)	(239,231)	(66,860)	(218,152)

INCOME BEFORE TAXES	341,994	1,204,111	447,098	1,144,610	548,899	1,868,551	705,047	1,781,921

Social contribution (note 10)	1,157	(4,363)	894	(4,416)	(52,641)	(178,316)	(67,030)	(170,167)
Income tax (note 10)	997	(17,572)	774	(17,401)	(145,477)	(491,821)	(180,333)	(466,876)
	2,154	(21,935)	1,668	(21,817)	(198,118)	(670,137)	(247,363)	(637,043)

NET INCOME	344,148	1,182,176	448,766	1,122,793	350,781	1,198,414	457,684	1,144,878

Net income attributable to controlling shareholders					344,148	1,182,176	448,766	1,122,793
Net income attributable to noncontrolling shareholders					6,633	16,238	8,918	22,085

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended in September 30, 2010
(in thousands of Brazilian Reais)

					Other comprehensive
				Additional	income				Noncontrolling	Total
	Capital	Capital	Legal	dividend	Deemed	Financial	Retained earnings	Total	shareholders'	Shareholders'
		Reserevs	reserve	proposed	cost	instruments			interest	equity
Balance at December 31, 2009	4,741,175	16	341,751	655,017	635,871	129,796	(234,278)	6,269,348	267,431	6,536,779

Capital increase	52,249	-	-	-	-	-	-	52,249	-	52,249
Net income for the period	-	-	-	-	-	-	1,182,175	1,182,175	16,239	1,198,414
Prescribed dividend	-	-	-	-	-	-	2,977	2,977	-	2,977
Approval of dividend proposal	-	-	-	(655,017)	-	-	-	(655,017)	-	(655,017)

Changes in Other Comprehensive Income:
- Gain (Loss) in financial instruments	-	-	-	-	-	59,764	-	59,764	(3,733)	56,031
- Tax on financial instruments	-	-	-	-	-	(20,320)	-	(20,320)	1,270	(19,050)
- Realization of financial instruments	-	-	-	-	-	(179)	148	(31)	-	(31)
- Realization of deemed cost of fixed assets	-	-	-	-	(29,673)	-	29,673	-	-	-
- Tax on deemed cost realization	-	-	-	-	10,092	-	(10,092)	-	-	-

Allocation of income:
- Interim Dividend	-	-	-	-	-	-	(774,429)	(774,429)	(6,181)	(780,610)
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	(19,980)	(19,980)

Balance at September 30, 2010	4,793,424	16	341,751	-	616,290	169,061	196,174	6,116,716	255,046	6,371,762

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended in September 30, 2009
(in thousands of Brazilian Reais)

					Other comprehensive
				Additional	income				Noncontrolling	Total
	Capital	Capital	Legal	dividend	Deemed	Financial	Retained earnings	Total	shareholders'	Shareholders'
		Reserevs	reserve	proposed	cost	instruments			interest	equity
Balance at January 1, 2009	4,741,175	16	277,428	606,105	661,975	137,895	(631,911)	5,792,683	258,163	6,050,846

Capital increase	-	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	1,122,793	1,122,793	22,085	1,144,878
Prescribed dividend	-	-	-	-	-	-	4,541	4,541	-	4,541
Approval of dividend proposal	-	-	-	(1,177,776)	-	-	-	(1,177,776)	(14,244)	(1,192,020)

Changes in Other Comprehensive Income:
- Gain (Loss) in financial instruments	-	-	-	-	-	(9,507)	-	(9,507)	(133)	(9,640)
- Tax on financial instruments	-	-	-	-	-	3,232	-	3,232	46	3,278
- Realization of financial instruments	-	-	-	-	-	(384)	384	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(29,660)	-	29,660	-	-	-
- Tax on deemed cost realization	-	-	-	-	10,085	-	(10,085)	-	-	-

Allocation of income:
- Interim Dividend	-	-	-	571,671	-	-	(571,671)	-	(6,161)	(6,161)
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	848	848

Balance at September 30, 2009	4,741,175	16	277,428	-	642,400	131,236	(56,289)	5,735,966	260,604	5,996,570

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                  Date: September 30, 2010

CPFL ENERGIA S.A
Statements of Cash Flow for the periods ended in September 30, 2010 and 2009

	Parent Company				Consolidated
	2010		2009		2010		2009
	3rd quarter	Nine month	3rd quarter	Nine month	3rd quarter	Nine month	3rd quarter	Nine month

OPERATING CASH FLOW
Income (Loss) for the period, including income tax and social contribution	341,994	1,204,111	447,098	1,144,610	548,899	1,868,551	705,047	1,781,921
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH DERIVED FROM OPERATIONS
Depreciation and amortization	36,294	108,600	37,217	111,650	167,493	498,291	167,254	504,228
Reserve for contingencies	5	5	(9,607)	(160)	16,307	(143,233)	(9,216)	(4,058)
Interest and monetary restatement	7,288	16,057	7,377	26,360	158,466	413,900	153,985	435,599
Pension plan costs	-	-	-	-	(21,800)	(65,405)	900	2,734
Equity in subsidiaries	(383,620)	(1,341,540)	(487,990)	(1,291,243)	-	-	-	-
Losses on the write-off of noncurrent assets	-	-	244	1,340	(1,998)	1,946	(415)	11,440
Deferred taxes (PIS and COFINS) - assets and liabilities	-	-	-	-	(5,936)	5,407	(52,650)	(32,041)
Other	-	-	-	-	1,233	4,680	13,671	13,259

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	-	-	(57,741)	(96,188)	(2,231)	(131,411)
Dividend and interest on equity received	754,785	1,254,799	645,950	1,197,718	-	-	-	-
Recoverable taxes	25,550	23,406	15,592	13,386	32,757	5,588	(39,872)	(40,015)
Escrow deposits	(240)	(633)	160	158	(2,320)	(29,782)	(6,381)	(10,882)
Other operating assets	499	217	(939)	(786)	(48,146)	(115,776)	(9,817)	(5,340)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(80)	(1,148)	802	746	87,344	123,546	(39,008)	(63,160)
Taxes and social contributions paid	(18,790)	(18,790)	(18,580)	(18,580)	(189,519)	(531,006)	(100,571)	(406,354)
Other taxes and social contributions	(9,887)	(734)	1,017	1,050	(10,009)	(44,798)	26,669	19,745
Other liabilities with employee pension plans	-	-	-	-	(14,818)	(52,115)	(19,478)	(55,022)
Interest on debts - paid	(22,756)	(42,154)	(23,181)	(52,998)	(150,809)	(393,976)	(166,237)	(438,600)
Regulatory charges	-	-	-	-	8,770	55,380	21,817	(199)
Other operating liabilities	4,094	14,709	(979)	(314)	19,889	189,464	66,907	32,714
CASH FLOWS PROVIDED (USED) BY OPERATIONS	735,136	1,216,905	614,181	1,132,937	538,062	1,694,474	710,374	1,614,558

INVESTMENT ACTIVITIES
Increase in investments on subsidiaries	-	-	-	-	(59)	(176)	(81)	(214)
Capital decrease in subsidiaries	-	-	-	60,236	-	-	-	-
Increase in property, plant and equipment	-	(169)	-	-	(166,489)	(447,636)	(124,111)	(389,590)
Financial investments	11,264	32,503	9,259	29,325	(35,107)	(17,361)	7,996	54,190
Additions to intangible assets	-	-	(39)	(151)	(335,408)	(776,342)	(192,352)	(462,756)
Sale of noncurrent assets	-	(45)	-	-	7,209	11,925	10,800	18,256
Advances for future capital increase	(210)	(305)	(35)	(135)	-	-	-	-
Intercompany loans with subsidiaries and associated companies	(41,727)	(40,113)	-	-	-	-	-	-
Other	(1)	72	(13,498)	(18,092)	19,016	16,840	(10,125)	(29,049)

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	(30,674)	(8,057)	(4,313)	71,183	(510,838)	(1,212,750)	(307,873)	(809,163)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	-	-	786,499	1,586,602	1,144,330	2,050,351
Payments of Loans, financing and debentures, net of derivatives	-	(198)	69	(170)	(259,883)	(975,167)	(1,003,240)	(1,734,881)
Dividend and interest on equity paid	(771,253)	(1,423,595)	(569,296)	(1,172,836)	(790,985)	(1,440,098)	(597,259)	(1,184,478)

GENERATION (UTILIZATION) OF CASH IN FINANCING	(771,253)	(1,423,793)	(569,227)	(1,173,006)	(264,369)	(828,663)	(456,169)	(869,008)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66,791)	(214,945)	40,641	31,114	(237,145)	(346,939)	(53,668)	(63,613)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	70,972	219,126	6,175	15,702	1,377,449	1,487,243	748,509	758,454

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	4,181	4,181	46,816	46,816	1,140,304	1,140,304	694,841	694,841

SUPPLEMENTARY INFORMATION
Incorporation of minority shareholders by means of a share issue (note 13)	-	52,249	-	-	-	52,249	-	-

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                Date: September 30, 2010

Added Value Statements
For the periods ended September 30, 2010 and 2009
		Parent Company				Consolidated
		2010		2009		2010		2009
		3rd quarter	Nine month	3rd quarter	Nine month	3rd quarter	Nine month	3rd quarter	Nine month

1- Revenues		980	982	42	154	4,931,248	14,256,222	4,527,052	12,863,274
1.1	Operating revenues	980	982	3	3	4,199,081	12,266,434	4,083,777	11,690,394
1.2	Revenue from infrastructure construction	-	-	-	-	295,403	698,867	160,216	410,678
1.3	Revenues related to the construction of own assets	-	-	39	151	443,880	1,330,644	295,181	783,136
1.4	Allowance for doubtful accounts	-	-	-	-	(7,330)	(37,410)	(12,122)	(20,934)
1.5	Other	-	-	-	-	214	(2,313)	-	-

2 - (-) Inputs		(5,279)	(14,340)	(3,692)	(11,414)	(2,786,627)	(7,611,590)	(2,301,289)	(6,665,963)
2.1	Electricity Purchased for Resale	-	-	-	-	(1,840,003)	(5,100,620)	(1,693,551)	(5,031,044)
2.2	Material	(7)	(46)	(8)	(20)	(221,283)	(760,103)	(166,397)	(405,216)
2.3	Outsourced Services	(4,314)	(10,894)	(1,248)	(5,070)	(609,471)	(1,500,005)	(346,737)	(991,960)
2.4	Other	(958)	(3,400)	(2,436)	(6,324)	(113,462)	(246,252)	(93,405)	(234,251)
2.5	Cost of Service Rendered	-	-	-	-	(2,408)	(4,610)	(1,199)	(3,492)
						-	-	-
3 - Gross Added Value (1 + 2)		(4,299)	(13,358)	(3,650)	(11,260)	2,144,621	6,644,632	2,225,763	6,197,311

4 - Retentions		(36,294)	(108,600)	(37,217)	(111,650)	(173,462)	(516,430)	(174,052)	(522,472)
4.1	Depreciation and Amortization	(39)	(105)	(30)	(89)	(126,951)	(377,190)	(126,407)	(379,540)
4.2	Amortization of intangible assets	(36,255)	(108,495)	(37,187)	(111,561)	(46,511)	(139,240)	(47,645)	(142,932)

5 - Net Added Value Generated (3 + 4)		(40,593)	(121,958)	(40,867)	(122,910)	1,971,159	6,128,202	2,051,711	5,674,839

6 - Added Value Received in Transfer		404,692	1,394,207	502,473	1,327,377	136,900	351,676	79,846	268,536
6.1	Financial Income	21,072	52,667	14,483	36,134	136,900	351,676	79,846	268,536
6.2	Equity in Subsidiaries	383,620	1,341,540	487,990	1,291,243	-	-	-	-

7 - Added Value to be Distributed (5 + 6)		364,099	1,272,249	461,606	1,204,467	2,108,059	6,479,878	2,131,557	5,943,375

8 - Distribution of Added Value
8.1	Personnel and Charges	870	2,436	470	1,421	124,585	362,987	132,584	399,684
	8.1.1 Direct Remuneration	804	2,257	465	1,317	93,993	279,326	88,804	269,899
	8.1.2 Benefits	44	96	8	36	22,875	61,294	36,644	107,368
	8.1.3 Government severance indemnity fund for employees - F.G.T.S.	22	83	(3)	68	7,717	22,367	7,136	22,417
8.2	Taxes, Fees and Contributions	(1,916)	31,578	(1,589)	31,680	1,417,589	4,286,145	1,379,525	3,884,282
	8.2.1 Federal	(1,926)	31,562	(1,590)	31,679	732,479	2,242,963	713,620	1,950,009
	8.2.2 State	-	-	-	-	683,942	2,035,895	664,713	1,927,208
	8.2.3 Municipal	10	16	1	1	1,168	7,287	1,192	7,065
8.3	Interest and Rentals	20,997	56,059	13,959	48,573	215,104	632,332	161,764	514,531
	8.3.1 Interest	20,981	55,996	13,929	48,474	210,361	620,716	157,985	504,160
	8.3.2 Rental	16	63	30	99	4,490	11,363	3,779	10,371
	8.3.3 Other	-	-	-	-	253	253	-	-
8.4	Interest on capital	344,148	1,182,176	448,766	1,122,793	350,781	1,198,414	457,684	1,144,878
	8.4.1 Dividends (including additional proposed)	-	774,429	-	571,671	-	774,429	-	571,671
	8.4.2 Retained profits	344,148	407,747	448,766	551,122	350,781	423,985	457,684	573,207

		364,099	1,272,249	461,606	1,204,467	2,108,059	6,479,878	2,131,557	5,943,375

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

(1)     OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Cj 2 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	262	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	16 years	July 2015

Installed power
Energy generation - operational	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 20 PCHs and 1 Thermal*	812 MW	812 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A.- EPASA ("EPASA")	Private corporation	Indirect 51%	Paraíba	2 Thermals	342 MW	174 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Limited company	Indirect 100%	Rio Grande do Sul	4 Small Hydroelectric Plants (RS)	2,65 MW	2,65 MW
(*) PCH - Small Hydropower Plant
(**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Energy generation - under development	Company Type	Equity Interest	Location	Number of plants / type of energy	Scheduled start-up date	Projected installed power

Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina e Rio Grande do Sul	1 Hydroelectric	4th quarter 2010	855 MW
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	4th quarter 2010	45 MW
CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Thermal (Biomass)	2011	40 MW
CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	50 MW
CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	25 MW
CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2012	70 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara II Energias Renováveis Ltda. ("Santa Clara II")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara III Energias Renováveis Ltda. ("Santa Clara III")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara IV Energias Renováveis Ltda. ("Santa Clara IV")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara V Energias Renováveis Ltda. ("Santa Clara V")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara VI Energias Renováveis Ltda. ("Santa Clara VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Campo dos Ventos I Energias Renovaveis S.A. ("Campo dos Ventos I")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos II Energias Renovaveis S.A. ("Campo dos Ventos II")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos III Energias Renovaveis S.A. ("Campo dos Ventos III")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos IV Energias Renovaveis S.A. ("Campo dos Ventos IV")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos V Energias Renovaveis S.A. ("Campo dos Ventos V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Eurus V Energias Renovaveis S.A. ("Eurus V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Energy commercialization and services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%
CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

Campos dos Ventos I to V and Eurus V

The corporate purpose of the indirect subsidiaries Campos dos Ventos I to V and Euros V is to participate in studies for developing electric energy generation projects using wind power. At the auction of reserve energy held on August 26, 2010, Campos dos Ventos II negotiated a 14 MW supply contract with delivery to begin in 2013, for a period of 20 years.

Chumpitaz Serviços S.A.

The bylaws of the subsidiary, previously called “Chumpitaz Participações S.A.”, were amended during this quarter, changing the name of the company to “Chumpitaz Serviços S.A.”. The corporate purpose was changed to providing services of a technical, administrative, commercial nature, among others.

Bio Itapaci S.A. and Bio Anicuns S.A.

CPFL Bio Itapaci and CPFL Bio Anicuns S.A. are private corporations that were set up for the purpose of developing studies and projects for thermoelectric power generation. CPFL Brasil holds 100% of the share capital of CPFL Bio Itapaci and CPFL Bio Anicuns.

Operational start-up

CPFL Bioenergia

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

On August 27, 2010, CPFL Bioenergia started the operations of the CPFL Energia group’s first thermoelectric plant powered by sugarcane bagasse biomass. The investment in the unit, which has installed power of 45 MW and an export capacity of 30 MW, was R$ 103.5 million.

Foz do Chapecó

 The first of four generators at the Foz do Chapecó plant started commercial operations on October 15, 2010, reaching the capacity to generate 214 MW of the 855 MW that will be reached when it is fully functional, scheduled for April 2011.

 The total investment in the project amounted to approximately R$ 2.6 billion, and the venture’s full capacity is equivalent to around 18% of the consumption of the state of Rio Grande do Sul.

(2)       PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

In accordance with CVM Decision 603/2009, amended by CVM Decision 656/2011, the Company opted to re-present the quarterly financial information for 2010 compared to 2009 after publication of the 2010 financial statements. As such, the financial information presented here should be read together with the financial statements for 2010 compared to 2009.

The quarterly financial information presented here shows the figures originally presented, adjusted to reflect the alterations resulting from having applied the accounting pronouncements issued by the Brazilian Committee on Accounting Pronouncements (CPC) and approved by the Brazilian Securities Commission (CVM).  Note 5 shows the main adjustments made as a result of having adopted the new accounting practices.

The mainly accounting policies set out on the preparation of these quarterly financial statments are consistent with those adopted in the annual financial statements. These accounting policies have been applied consistently to all periods presented in these individual and consolidated financial statements.

2.1 Basis of preparation

The individual (Parent Company) and consolidated quarterly financial statements were prepared and presented in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by CVM and are being presented in accordance with “CPC21 Demonstrações Intermediárias”.

The Company also follows the guidelines of the Accounting Manual of the Public Electric Energy and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with generally accepted accounting practices in Brazil and/or international accounting practices.

The individual quarterly financial statements are in conformity with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB, except for evaluation of investments in subsidiaries and jointly-owned entities, which are accounted for by the equity method, while for the IFRS they should be accounted for by the cost or fair value method.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

The consolidated quarterly financial statements were also prepared and are presented in full conformity with the IFRS.

Note 5 shows the main differences between the accounting practices adopted previously in Brazil and the current and effective standards presented herein.

2.2 Basis of measurement

The quarterly financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments at fair value through profit or loss measured, iii) available-for-sale financial assets are measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis. Adjustments derived from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next financial year is included in the following notes:

•         Note 10 – Deferred tax credits and debits;

•         Note 11 – Financial asset of concession;

•         Note 15 – Intangible assets;

•         Note 20 – Employee Pension Plan;

•         Note 22 – Reserve for contingency, and

•         Note 31 – Financial instruments and Operating Risks.

2.4 Functional currency and presentation currency

The individual and consolidated financial statements are presented in thousands of Brazilian reais, which is the Company's functional currency.

2.5 Basis of consolidation

(i) Business combinations

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

- Acquisitions made after January 1, 2009

In the case of acquisitions made after January 1, 2009, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

- Acquisitions prior to January 1, 2009

As part of the transition to the IFRS and CPC the Company opted not to re-present business combinations prior to January 1, 2009. In relation to acquisitions prior to January 1, 2009 the goodwill represents the amount recognized under the accounting practices adopted previously. This goodwill was tested for impairment at the transition date, in accordance with Note 3.6.

(ii) Subsidiaries and jointly-owned entities:

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders’ equity after the statement of income for the period in each year presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions within equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other, basically corresponding to corporate services and other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on Corporate Interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2010, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços and Jaguari Geração.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, which are presented as an integral part of the quarterly financial statements in accordance with the CPC standards for public companies, while for the IFRS they represent additional financial information.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements

ICPC 01 “Concession Agreements” establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and rollforwarded from the time of construction, complying with the provisions of the CPCs and IFRSs, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

The value of the concession financial assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity.

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 – Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

In accordance with (i) the tariff model that does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) there is no provision for gains on constructions in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no additional value to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the period at the same amounts.

3.2 Financial instruments

- Financial assets:

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become one of the parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

  i.       Classified at fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the period.

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 6), (ii) financial investments (Note 8) and (iii) derivatives (Note 31).

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company and its subsidiaries classify the following financial assets in this category: (i) security receivable from CESP (Note 8) and (ii) receivables of the subsidiary CPFL Paulista from CESP (Note 12).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 7), (ii) dividends and Interest on shareholders’ equity  (Note 13.2) and (iii) other credits (Note 12).

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for registration at fair value are recognized in the revaluation reserve in equity. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The option to designate this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be registered as loans and receivables as the compensation will not be fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession (Note 4).

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a part of the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

  i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and for any change in the subsequent measurement of the fair value, set through profit or loss.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 16) and (ii) derivatives (Note 31).

ii.       Not measured at fair value through profit or loss: these other financial liabilities that are not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (note 18), (ii) loans and financing (note 16), (iii) debt charges (Note 16); (iv) debenture charges (Note 17); (v) debentures (Note 17); (vi) public utilities (Note 23); (vii) dividends payable and (viii) other accounts payable (note 24).

The Company accounts for warranties when these are issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest. Such warranties are initially measured at fair value, by (i) a liability equivalent to the income to be appropriated, which will subsequently be recognized as the Company is released from the obligations and (ii) an asset equivalent to the right to compensation by the guaranteed party, subsequently amortized by receipt of cash or on a straight-line basis to profit or loss.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to shares issuance and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the inception of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The property, plant and equipment is depreciated in accordance with the accounting policy applicable to that asset.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss for the period over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The assets were measured at the transition date in accordance with the CPC and IFRS rules by segregation into two groups:

- Assets measured at deemed cost at the transition date: model adopted for assets built and put into long-term service where it is not possible to reconstruct the cost formation or where the cost of the survey is of no benefit in presentation of the financial statements. The cost of these items at the transition date was therefore determined in accordance with market prices (“deemed cost”) and the revalued amounts are presented for both cost and accumulated depreciation. The effects of the deemed cost increased property, plant and equipment against equity, net of related tax effects.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

- Assets measured at historic cost: model adopted by the Company for recently built assets where the basis for cost formation can be easily confirmed and the values at historic cost approximate the respective market values. In such cases, the subsidiaries performed an analysis to ensure that the cost formation is in accordance with current accounting practices.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996, the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets:

Includes rights related to non-physical assets such as goodwill, concession exploration rights, software and rights-of-way.

Goodwill that arises from the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and tested annually for impairment.

Negative goodwill are registered as gains in profit or loss at the time of the acquisition.

In the individual financial statements, goodwill is included in the carrying amount of the investment, and stated as intangible in the consolidated financial statements.

Intangible assets corresponding to the right to operate concessions can have three separate origins, based on the following arguments:

  i.       Acquisitions through business combinations: the portion of goodwill arising from business combinations that corresponded to the right to operate the concession is stated as an intangible asset. Such amounts are amortized based on the net income curves projected for the concessionaires for the remaining term of the concession.

ii.       Investments in infrastructure (Application of ICPC 01 – Concession agreements): Under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection uses for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

iii.       Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-update, are amortized on a straight-line basis over the remaining term of the concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities at both a specific assets and collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the assets original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

•       Available-for-sale: by reclassification of the cumulative loss that has been recognized in the revaluation reserve in equity, to profit or loss. This reclassified loss is the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to effective interest rate are reflected as a component of financial income.

If an increase (gain) is identified in periods subsequent to recognition of the loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in the revaluation reserve in equity.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

Goodwill included in the carrying amount of an investment in an associate, as it is not recognized individually, is tested with the investment, as if it were a single asset.

 3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

The subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 “Employee benefits”. Although the plans have particularities, they have the following characteristics:

  i.       Defined contribution plan: a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries using the projected unit credit method. The subsidiaries use the corridor method to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss for the year over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the bylaws. To December 31, 2008, dividends in excess of the minimum of 25% had to be proposed and provisioned at each reporting date, subject to approval in an Annual General Meeting (AGM). According to international accounting practices, CPC 24 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “Additional dividend proposed” account, as they do not meet the criteria of present liability at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring interim dividends and Interest on shareholders’ equity  determined in a half-yearly balance sheet. Interim dividends declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board's decision.

Under previous accounting practices, Interest on shareholders’ equity  was recorded in profit or loss and reversed for purposes of presentation of the statement of income for the year. In accordance with the new accounting practice, Interest on shareholders’ equity  is no longer shown in the statement of income for the year and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Historically, the difference between the unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense for the period is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the revaluation reserve in equity, which is recognized net of tax effects.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss for the year. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, approved by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share is determined by the above-mentioned weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 e IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the preliminary interpretation of IASB/IFRIC, regulatory assets and liabilities cannot be recognized in the Company's financial statements as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

(4)   DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&F, BOVESPA and ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversal of the assets of the distribution concessionaires. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation ratios.

Although the methodology and criteria for valuation of the compensation on reversal of the assets has not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)   FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As a result of the enactment of Laws 11.638/07 and 11.941/09, in 2008, the CPC issued and the CVM approved a series of accounting Pronouncements and Interpretations with the objective of bringing Brazilian accounting practices into line with the international financial reporting standards (“IFRS”). These pronouncements have been fully applied, completing the first stage of the convergence.

In order to fully complete the process, further pronouncements were issued in the course of 2009 and 2010, so that the consolidated quarterly financial statements as of September 30, 2010 would be in line with international standards.

These quarterly financial statements are the first to have been prepared in conformity with the IFRS. In order to make the accounting practices standardization process possible, the Company applied CPCs 37 and 43 and IFRS 1, adopting January 1, 2009 as the transition date.  Consequently, the 2009 financial statements are re-presented with the adjustments on adoption of the above-mentioned CPCs identified.

According to the pronouncements referred to above, there are mandatory retroactive application exceptions and optional exemptions.

Procedures adopted by the Company:

- Employee benefits: Recognition of the defined benefit type pension plans. In view of the impracticality of retroactive application, the Company took advantage of the exemption and all past gains and losses were recognized at January 1, 2009 against the accrued loss account.

- ICPC 01 – Concession agreements: Retroactive reconciliation of the financial assets and intangible assets accounted for in accordance with ICPC 01 and IFRIC 12. Accordingly, the Company did not use the exemption allowed for the transition rules.

- Business combinations: In accordance with the exemption permitted by CPC 37 and IFRS 1, the Company opted not to apply the requirements of CPC 15 – Business combinations retroactively in the transition to the International accounting standards. Accordingly, only business combinations occurring after January 1, 2009 reflect the requirements of this pronouncement.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                            Date: September 30, 2010

- Deemed cost: CPC 37 allows the option to measure an item of property, plant and equipment at the deemed cost at the transition date, in accordance with Technical Interpretation ICPC 10 - Interpretation on the First Application to Property, Plant and Equipment and to Investment Property of Technical Pronouncements CPC 27, 28, 37 and 43. The Company opted to recognize the property, plant and equipment of the subsidiaries CPFL Sul Centrais and CPFL Geração at market value at the transition date.

- The estimates used in preparation of these financial statements at January 1, 2009 and December 31, 2009 are consistent with the estimates made on the same dates in accordance with the practices previously adopted in Brazil.

The impact of the transition to the international accounting practices on the shareholders’ equity at January 1, 2009 and December 31, 2009 and September 30, 2010 and the profit or loss for the period are described below.

5.1 Reconciliation of the adjustments and reclassifications on adoption of the new accounting practices:

a)  Shareholders’ equity as of January 1, 2009, December 31, 2009 and September 30, 2010:

		Consolidated
	Reference	September 30, 2010	December 31, 2009	01/01/2009
Previous equity		5,525,827	5,082,942	5,018,619
Adjustments
Reversal of regulatory assets and liabilities	5.3.2	57,718	(7,871)	(690,956)
Pension plan	5.3.7	(288,200)	(288,192)	(294,939)
ICPC 01 - Concession agreements	5.3.3	274,073	185,026	200,186
Property, plant and equipment - deemed cost	5.3.4	933,767	963,440	1,002,991
Write-down of discount	5.3.8	12,828	12,828	12,828
Guarantees	5.3.8	(33,932)	(21,099)	(17,832)
Public utility	5.3.5	(65,258)	(29,317)	(28,868)
Depreciation rate	5.3.6	(20,466)	(27,288)	-
Other	5.3.8	8,673	4,533	377
Dividend	5.3.8	-	664,522	614,642
Tax effects on the adjustments		(302,456)	(269,087)	(20,307)
Effects of adjustments on the Noncontrolling interests		14,142	(1,089)	(4,058)
Parent company equity after application of the new practices		6,116,716	6,269,348	5,792,683
Noncontrolling interests as a result of the change in consolidation practices		194,694	181,301	165,773
Effects of adjustments on Noncontrolling interests		(14,142)	1,089	4,058
Previous Noncontrolling interests		74,494	85,041	88,332
Total equity after adoption of the new practices		6,371,762	6,536,779	6,050,846

Equity of the controlling interests		6,116,716	6,269,348	5,792,683
Noncontrolling interests		255,046	267,431	258,163

b) Statement of income for the period ended in September 30, 2009 and 2010:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	Consolidated
	Reference	September 30, 2010	September 30, 2009
Previous net income		1,162,088	861,345
Adjustments
Reversal of regulatory assets and liabilities	5.3.2	65,590	486,850
Pension plan	5.3.7	9	56
ICPC 01 - Concession agreements	5.3.3	31,741	(3,029)
Property, plant and equipment - deemed cost	5.3.4	(29,673)	(29,660)
Guarantees	5.3.8	(12,833)	(15)
Public utility	5.3.5	(8,652)	604
Depreciation rate	5.3.6	(20,466)	(20,466)
Other	5.3.8	4,678	3,363
Tax effects		(14,339)	(178,541)
Effects of adjustments on the Noncontrolling interests		4,033	2,286
Net parent company income after application of the new practices		1,182,176	1,122,793
Noncontrolling interests as a result of the change in consolidation practices		13,400	16,076
Effects of adjustments on the Noncontrolling interests		(4,033)	(2,286)
Previous Noncontrolling interests		6,871	8,295
Total net income after adoption of the new practices		1,198,414	1,144,878

c)     Statement of Cash Flow as of September 30, 2009 and 2010:

	2010
	3rd quarter				Nine month 2010
	Previous	Consolidation	Adjustments	New practices	Previous	Consolidation	Adjustments	New practices

Income including Social Contribution and Income tax	605,774	8,906	(65,781)	548,899	1,816,928	20,423	31,200	1,868,551
Adjustments to income	314,004	7,267	4,524	325,795	790,519	25,171	(88,074)	727,616
Operating assets	(74,111)	(1,273)	6,056	(69,328)	(160,889)	(224)	(68,923)	(230,036)
Operating liabilities	(314,257)	(6,187)	59,194	(261,250)	(750,748)	(27,862)	113,007	(665,603)
Cash from operations	531,410	8,713	3,993	544,116	1,695,810	17,508	(12,790)	1,700,528

Acquisitions of property, plant and equipment	(493,950)	(955)	321,942	(172,963)	(1,201,843)	(2,017)	749,750	(454,110)
Additions of intangible assets	(26,297)	-	(309,112)	(335,409)	(72,411)	(1)	(703,931)	(776,343)
Other	(6,496)	-	(16,825)	(23,321)	44,670	7	(47,829)	(3,152)
Cash from investments	(526,743)	(955)	(3,995)	(531,693)	(1,229,584)	(2,011)	(2,010)	(1,233,605)

Cash from financing	(244,835)	(4,739)	5	(249,569)	(804,470)	(24,199)	14,806	(813,863)

Increase (decrease) in cash and cash equivalents	(240,168)	3,019	4	(237,146)	(338,244)	(8,702)	7	(346,940)
Opening cash and cash equivalents balance	1,375,099	2,347	-	1,377,449	1,473,175	14,068	-	1,487,243
Closing cash equivalents balance	1,134,931	5,366	4	1,140,304	1,134,931	5,366	7	1,140,304

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	2009
	3rd quarter				Nine month 2010
	Previous	Consolidation	Adjustments	New practices	Previous	Consolidation	Adjustments	New practices

Income including Social Contribution and Income tax	452,253	9,487	243,307	705,047	1,356,653	24,302	400,966	1,781,921
Adjustments to income	291,835	7,313	(25,619)	273,529	886,449	21,370	23,342	931,161
Operating assets	116,630	(2,111)	(172,820)	(58,301)	239,557	(1,160)	(426,045)	(187,648)
Operating liabilities	(188,624)	(7,721)	(13,556)	(209,901)	(898,621)	(23,412)	11,157	(910,876)
Cash from operations	672,094	6,968	31,312	710,374	1,584,038	21,100	9,420	1,614,558

Acquisitions of property, plant and equipment	(300,012)	(653)	176,554	(124,112)	(826,510)	(8,127)	445,047	(389,591)
Additions of intangible assets	(19,381)	-	(172,971)	(192,352)	(51,153)	(31)	(411,572)	(462,756)
Other	23,000	(46)	(14,364)	8,590	81,870	4,211	(42,898)	43,183
Cash from investments	(296,393)	(699)	(10,781)	(307,873)	(795,793)	(3,947)	(9,423)	(809,163)

Cash from financing	(427,029)	(8,610)	(20,530)	(456,169)	(846,364)	(22,644)	-	(869,008)

Increase (decrease) in cash and cash equivalents	(51,328)	(2,341)	(3)	(53,668)	(58,119)	(5,491)	(3)	(63,613)
Opening cash and cash equivalents balance	731,056	17,453	-	748,509	737,847	20,607	-	758,454
Closing cash equivalents balance	679,728	15,112	(3)	694,841	679,728	15,116	(3)	694,841

5.2 Reclassification of the amounts of the financial statements published previously:

Certain reclassifications were made in order to adjust presentation of the financial statements to the new accounting standard, with a view to facilitate understanding of the Company's operations. These reclassifications relate basically to (i) reclassification of balances of escrow deposits that were previously presented net of provisions for contingencies, (ii) transfer of the balance of tax credits or debits from current to non-current and consequent offset of the balances of assets and liabilities in compliance with the provisions of CPC 26 – Presentation of the financial statements and CPC 32 – Income taxes, and (iii) transfer of balances between accounts to open or group items that became or ceased relevant in presentation of the balance sheet, after adoption of new practices.

5.3 Nature of the adjustments on first application of the IFRS

5.3.1 Consolidation adjustments:

The concept of consolidation applied by the accounting practices applied previously differs from the concepts established by CPCs 36 and 19, which are based on the control criterion. According to CPC 36, control is the ability to preside over the financial and operational policies of the entity so as to obtain the rewards of its activities. CPC 19 establishes that joint control exists when the strategic and operating decisions in relation to the activity require a unanimous consensus of the parties sharing the control, thereby permitting proportionate consolidation of the subsidiary's financial statements.

Application of these concepts for the investments held by the Company resulted in a change in the consolidation criterion for the subsidiary CERAN, which is now fully consolidated. The adjustment recognized in this lines refers to the amounts of the difference between 100% and the interest held in the subsidiary, which were added line by line for consolidation purposes.

5.3.2  Reversal of regulatory assets and liabilities

To December 31, 2008, the electric energy concessionaires had regulatory asset balances referring to pre-payments made by the concessionaire in relation to the increase in the electric energy acquisition cost and expenditure on system charges, among others, which were received by tariff increase granted by the regulatory authority in the following years. They also had regulatory liability balances in relation to the decrease in these non-manageable costs to be returned to the consumers by a subsequent reduction in the tariff.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

In accordance with the new practices (Note 3.13), these regulatory assets and liabilities cannot be recognized, as they do not meet the criteria for definition of assets and liabilities as established in the Framework for the Preparation and Presentation of Financial Statements.

The adjustment made refers to the reversal of the balances of regulatory assets and liabilities of the distribution subsidiaries. Note 32 shows a breakdown of these balances for the reporting dates presented.

5.3.3 ICPC 01 – Concession Agreements and adjustment for reconciliation of the intangible infrastructure asset

In accordance with the previous accounting practices, the whole concession infrastructure was accounted for as a fixed asset tied to the concession. ICPC 01 changes the method for recognizing the concessions if certain conditions are met, such as: (i) control over the activities to be provided, to whom the services are provided and at what price, and (ii) the reversal of the assets to the Granting Authority at the end of the concession.

These definitions having been met, the infrastructure of the distribution concessionaires has been segregated and rollforwarded since the construction date, complying with the provisions of the CPCs and IFRSs, so that the following was recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession by collecting from the users of the public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive payment (compensation) by reversal of the assets at the end of the concession.

The financial concession asset was measured at fair value, based on the remuneration of the assets fixed by the regulatory body. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity account.

The remaining amount was recognized in intangible assets and corresponds to the right to collect from consumers for the electricity energy distribution services, and amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

In accordance with ICPC01 and OCPC05, the distribution subsidiaries applied the concepts retroactively and reconstructed the infrastructure accounting base so that the costs used in formation of the intangible and financial asset are fully aligned with the provisions of the international accounting standards.

The adjustments to the lines of net income and services cost relate to recognition of the revenue from construction work of the distribution assets carried out by the concessionaires. For further details, see Note 3.1.

The following tables show the reclassifications and adjustments made in the distribution companies to comply with ICPC01, at January 1, 2009 and December 31, 2009.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	January 1, 2009
	Previous	Transfers between asset accounts	Adjustments to equity and income statement	New practices
Property, plant and equipment	3,308,975	(3,308,975)	-	-
Intangible assets	717,570	2,938,831	(11,912)	3,644,489
Financial assets	-	370,144	212,097	582,241

	December 31, 2009
	Previous	Transfers between asset accounts	Adjustments to equity and income statement	New practices
Property, plant and equipment	3,579,720	(3,579,720)	-	-
Intangible assets	741,307	3,105,894	(15,177)	3,832,024
Financial assets	-	473,826	200,204	674,030

5.3.4  Recognition of property, plant at equipment at deemed cost

As previously mentioned, the Company opted to apply the exemption foreseen in CPC 37 in respect of evaluation of property, plant and equipment, at the transition date, for the assets of the subsidiaries CPFL Sul Centrais and CPFL Geração, taking the fair value of the transition date as the deemed cost.

5.3.5 Public utilities

On signing their Concession Agreements, the subsidiary CERAN and the jointly-controlled ENERCAN, BAESA and Foz do Chapecó assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M.

To December 31, 2008, the subsidiaries recognized the granting expenses in profit or loss in accordance with their maturities. Under the new practices, the Public Utilities liabilities, discounted to present value in accordance with the fundraising rates of each venture, have been recognized on the date of signing the contract, against an intangible asset related to the right to exploit the concession.

5.3.6 Depreciation over the concession term

The concession agreements of the subsidiary CERAN and the jointly-owned subsidiaries ENERCAN, BAESA and Foz do Chapecó are ruled by Decree 2003, of 1996. In view of all the legal disputes and potential conflicts between (i) the wording of the Concessions Law, (ii) interpretations of the decree itself, and (iii) the way in which the concession agreements were drawn up, the Company conservatively made the adjustment to the related depreciation rates so that the property, plant and equipment related to the basic project would be depreciated over the useful life of the asset, provided it is restricted to the term of the concession.

5.3.7 Pension plan

- Employee benefit (pension plan)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

As previously mentioned, the Company opted to recognize all accumulated actuarial gains and losses at January 1, 2009. The adjustment of R$ 294,939 (R$ 194,660 net of tax effects) corresponds to recognition of the accumulated actuarial loss at the transition date, in accordance with CPC 37, for all the defined benefit plans of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.

5.3.8 Other adjustments:

- Write-down of negative goodwill

In accordance with CPC 15 “Business Combinations”, negative goodwill recognized in accordance with the previous accounting practices should be written down at the transition date for the international accounting practices.

An adjustment of R$ 12,828 (R$ 8,466 net of tax effects) was made in the Investment in relation to the write-down against retained earnings in the opening equity at the transition date.

- Guarantees provided

The accounting practices adopted in Brazil to December 31, 2008 contained no specific pronouncement in respect of the requirements for accounting for guarantees, and issuing of guarantees was therefore not recognized in the financial statements.

As a result of adoption of the pronouncements on recognition, measurement, presentation and disclosure of financial instruments (CPC 38, CPC 39 and CPC 40) from January 1, 2009, the Company now recognizes guarantees issued in excess of its participation in the joint ventures.

These guarantees are recognized initially at the fair value of the obligation on issue. The Company therefore recognized a liability in Other Payables corresponding to the fair value of the guarantee contracted on January 1,  2009 to a total amount of R$ 63,692, which will be amortized by a credit in finance income as the guarantee risk is discharged.

The balancing items of R$ 45,860 were recognized as Other assets. The amount corresponding to the Company's participation in each jointly-owned subsidiary and the amounts that will not be reimbursed by the other shareholders of the jointly-owned subsidiaries are recognized in profit or loss as finance expense to maturity. Any remaining amount is subject to reimbursement by the other shareholders of the jointly-owned subsidiaries. The net adjustment against retained earnings at January 1, 2009 was R$ 17,832 (R$11,769 net of tax effects).

- Dividend and Interest on shareholders’ equity

The practices adopted previously determined that retained earnings should be distributed at the end of the year. A provision was recognized for the amount corresponding to appropriation of dividends as proposed by management even if it was subject to approval by the AGM.

In accordance with current accounting practices, as mentioned in Note 3.9, provisions are only recognized for amounts in excess of the minimum mandatory dividend after approval in an AGM, at which point they meet the obligation criteria determined by CPC 25. The adjustment stated reflects a reversal of the provision for an additional dividend to be paid in excess of the mandatory dividend not yet approved in a Meeting of Shareholders.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

- Revaluation reserve

The adjustments in this group relate to (i) recognition of the value-added of the cost allocated to the property, plant and equipment of the generators and (ii) the balancing item of the restatement of the financial concession asset.

- Non-controlling interest

In accordance with the new accounting practices (CPC 26), since January 1, 2009, the Company has classified the participation of non-controlling shareholders as part of the consolidated results and of equity in the consolidated financial statements.

To December 31, 2008, this amount was stated in liabilities in the consolidated balance sheet and the adjustment in this line corresponded to reclassification of the liability to equity.

The amount previously stated in net income is now stated as net income attributable to the Company and the portion of the noncontrolling interests as net income attributable to noncontrolling interests.

(6)       CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009

Bank balances	4,076	5,029	92,151	313,104

Short-term financial investments	105	214,097	1,048,153	1,174,139

Total	4,181	219,126	1,140,304	1,487,243

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(7)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at September 30, 2010 and December 31, 2009:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 dias	> 90 dias	September 30, 2010	December 31, 2009
Current
Consumer classes
Residential	290,972	195,033	20,099	506,104	485,541
Industrial	179,329	54,521	44,678	278,528	264,798
Commercial	115,692	42,339	16,662	174,693	189,080
Rural	36,260	7,435	1,627	45,322	32,671
Public administration	30,823	5,823	1,117	37,763	60,943
Public lighting	24,782	3,991	17,083	45,856	60,557
Public utilities	41,600	5,571	993	48,164	35,380
Billed	719,458	314,713	102,259	1,136,430	1,128,970
Unbilled	451,032	-	-	451,032	388,162
Financing of Consumers' Debts	58,195	18,984	48,544	125,723	91,437
Free energy	3,808	-	-	3,808	3,506
CCEE transactions	37,638	-	-	37,638	14,722
Concessionaires and Licensees	195,295	-	-	195,295	184,891
Provision for doubtful accounts	-	-	(87,594)	(87,594)	(81,974)
Other	27,776	2,617	622	31,015	23,144
Total	1,493,202	336,314	63,831	1,893,347	1,752,858

Non current
Financing of Consumers' Debts	128,621	-	-	128,621	140,893
Free energy	-	-	-	-	38
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	10,664	-	-	10,664	42,655
Total	180,586	-	-	180,586	224,887

Allowance for doubtful accounts

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Consolidated
At December 31, 2009	(81,974)
Provision recognized	(21,349)
Recovery of revenue	9,576
Write-off of accounts receivable provisioned	13,047
At March 31, 2010	(80,700)
Provision recognized	(32,113)
Recovery of revenue	13,805
Write-off of accounts receivable provisioned	13,098
At June 30, 2010	(85,910)
Provision recognized	(26,973)
Recovery of revenue	19,418
Write-off of accounts receivable provisioned	5,871
At September 30, 2010	(87,594)

(8)     FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of September 30, 2010, the current assets balance of the parent company is R$ 40,837 (R$ 39,253 as of December 31, 2009), and the noncurrent assets balance is R$ 45,148 (R$ 62,179 as of December 31, 2009).  The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(9)     RECOVERABLE TAXES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	Parent Company		Consolidated
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
Current
Prepayments of social contribution - Social Contribution	-	-	839	8,189
Prepayments of income tax - Income tax	-	42	3,967	19,549
Income tax and social contribution to be offset	2,780	3,023	13,341	15,424
Withholding tax - IRRF	17,668	9,367	50,785	42,959
IRRF on interest on equity	15,223	31,867	15,223	33,095
ICMS to be offset	-	-	66,590	48,271
Social integration program - PIS	-	-	3,915	4,545
Contribution for Social Security financing- COFINS	43	-	11,885	12,028
National Social Security Institute - INSS	-	-	1,005	1,115
Other	1	11	11,199	7,103
Total	35,715	44,310	178,749	192,278

Noncurrent
Social contribution to be offset - Social Contribution	-	-	31,637	29,999
Income tax to be offset - Income tax	-	-	1,001	1,001
Social integration program - PIS	2,787	2,787	2,787	2,787
ICMS to be offset	-	-	94,128	74,212
Other	-	-	6,433	5,236
Total	2,787	2,787	135,986	113,235

(10)  DEFERRED TAXES

10.1- Composition of the tax credits:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                            Date: September 30, 2010

	Parent Company		Consolidated
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009

Social contribution credit
Tax loss carryforwards	40,393	42,048	46,317	52,174
Tax benefit of merged goodwill	-	-	177,528	191,184
Temporarily non-deductible differences	1,987	833	(11,266)	(3,941)
Subtotal	42,380	42,881	212,579	239,417

Income tax credit
Tax losses	122,267	128,553	126,062	132,471
Tax benefit of merged goodwill	-	-	597,728	641,757
Temporarily non-deductible differences	8,128	4,765	(31,249)	(11,081)
Subtotal	130,395	133,318	692,541	763,147

PIS and COFINS credit
Temporary non-deductible differences	-	-	(3,176)	2,231

Total	172,775	176,199	901,944	1,004,795

Total tax credit	172,775	176,199	1,182,177	1,286,805
Total tax debit	-	-	(280,233)	(282,010)

10.2 - Tax Benefit on Merged Goodwill:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                    Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                             Date: September 30, 2010

	Consolidated
	September 30, 2010		December 31, 2009
	Social Contribution	Income tax	Social Contribution	Income tax
CPFL Paulista	96,872	269,089	103,736	288,152
CPFL Piratininga	21,758	74,659	23,207	79,630
RGE	41,933	173,171	44,378	183,269
CPFL Santa Cruz	4,764	15,938	5,862	18,435
CPFL Leste Paulista	3,003	8,227	3,451	9,586
CPFL Sul Paulista	4,399	12,010	5,020	13,943
CPFL Jaguari	2,633	7,219	3,027	8,411
CPFL Mococa	1,711	4,672	1,966	5,461
CPFL Geração	-	31,502	-	33,379
CPFL Serviços	455	1,241	537	1,491
Total	177,528	597,728	191,184	641,757

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated
	September 30, 2010			December 31, 2009
	Social Contribution	Income tax	PIS/COFINS	Social Contribution	Income tax	PIS/COFINS
Temporary non-deductible differences:
Provision for contingencies	20,867	58,202	-	21,884	60,454	-
Private pension fund	3,318	10,216	-	4,097	12,377	-
Allowance for doubtful accounts	8,886	20,784	-	7,389	20,927	-
Free energy provision	3,594	9,980	-	2,410	6,694	-
Research and Development and Energy Efficiency Programs	16,021	44,496	-	16,736	46,477	-
Profit-sharing	876	5,459	-	1,986	6,267	-
Depreciation rate difference - Revaluation	9,462	26,282	-	9,898	27,494	-
Financial instruments (IFRS / CPC)	3,054	8,483	-	832	2,255	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	5,873	16,315	-	(4,025)	(11,183)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(4,714)	(13,095)	(4,467)	1,561	4,337	1,607
Actuarial losses on the transition of accounting practices (IFRS/CPC)	25,938	72,050	-	26,042	72,340	-
Other adjustments changes in practices	(1,412)	(5,375)	868	13	36	473
Other	3,835	11,798	423	6,387	15,860	151

Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(24,667)	(68,518)	-	(18,019)	(50,051)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(82,197)	(228,325)	-	(81,132)	(225,365)	-

Total	(11,266)	(31,249)	(3,176)	(3,941)	(11,081)	2,231

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters ended September 30, 2010 and 2009:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                            Date: September 30, 2010

	Parent Company				Parent Company
	3rd quarter 2010		Nine month 2010		3rd quarter 2009		Nine month 2009
	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax
Income before taxes	341,994	341,994	1,204,111	1,204,111	447,098	447,098	1,144,610	1,144,610
Adjustments to reflect effective rate:
- Equity in subsidiaries	(383,620)	(383,620)	(1,341,540)	(1,341,540)	(487,990)	(487,990)	(1,291,243)	(1,291,243)
- Amortization of intangible asset acquired	28,945	36,255	86,836	108,495	30,330	37,187	90,990	111,561
- Other permanent additions, net	(172)	3,807	400	2,976	626	574	2,573	2,543
- Receita JSCP	-	-	98,669	98,669	-	-	102,134	102,134
Calculation base	(12,853)	(1,564)	48,476	72,711	(9,936)	(3,131)	49,064	69,605
Statutory rate	9%	25%	9%	25%	9%	25%	9%	25%
Tax debit result	1,157	391	(4,363)	(18,178)	894	783	(4,416)	(17,401)
- Tax credit allocated	-	606		606	-	(9)		-
Total	1,157	997	(4,363)	(17,572)	894	774	(4,416)	(17,401)

Current	499	(203)	(3,862)	(14,647)	652	361	(3,046)	(14,522)
Deferred	658	1,200	(501)	(2,925)	242	413	(1,370)	(2,879)

	Consolidated				Consolidated
	3rd quarter 2010		Nine month 2010		3rd quarter 2009		Nine month 2009
	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax	Social Contribution	Income tax
Income before taxes	548,899	548,899	1,868,551	1,868,551	705,047	705,047	1,781,921	1,781,921
Adjustments to reflect effective rate:
- Amortization of intangible asset acquired	28,945	36,478	86,836	109,164	30,330	37,585	90,990	112,756
- Realization CMC	2,449	-	8,590	-	2,172	-	9,251	-
- Effect of presumed profit system	(12,490)	(14,176)	(21,312)	(24,792)	(10,513)	(12,301)	(30,328)	(34,670)
- Other permanent additions/(eliminations), net	4,840	(752)	4,438	(19,081)	14,463	(11,420)	23,947	(4,733)
Calculation base	572,643	570,449	1,947,103	1,933,842	741,499	718,911	1,875,781	1,855,274
Statutory rate	9%	25%	9%	25%	9%	25%	9%	25%
Tax credit result	(51,538)	(142,612)	(175,239)	(483,461)	(66,735)	(179,728)	(168,820)	(463,819)
- Tax credit allocated	(1,103)	(2,865)	(3,077)	(8,360)	(295)	(605)	(1,347)	(3,057)
Total	(52,641)	(145,477)	(178,316)	(491,821)	(67,030)	(180,333)	(170,167)	(466,876)

Current	(53,610)	(150,069)	(156,746)	(435,890)	(28,528)	(73,262)	(97,676)	(263,406)
Deferred	969	4,592	(21,570)	(55,931)	(38,502)	(107,071)	(72,491)	(203,470)

(11)  FINANCIAL ASSET OF CONCESSION

Consolidated
At December 31, 2009	674,029
Additions	12,222
Marked to market	19,352
Disposal	(30)
At March 31, 2010	705,573
Additions	37,163
Marked to market	20,234
Disposal	(71)
At June 30, 2010	762,899
Additions	46,546
Marked to market	16,370
Disposal	(349)
At September 30, 2010	825,466

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                 Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                          Date: September 30, 2010

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing of the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to market value is recognized against the revaluation reserve in equity.

(12)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
Receivables from CESP	-	8,923	-	-
Receivables from BAESA's shareholders	17,425	15,503	3,272	15,503
Advances - Fundação CESP	8,290	6,299	-	-
Advances to suppliers	13,158	6,134	-	-
Pledges, funds and tied deposits	3,197	1,804	75,982	99,762
Fund tied to foreign currency loans	-	-	21,578	19,148
Orders in progress	10,753	4,484	-	-
Services rendered to third parties	59,755	48,845	-	-
Reimbursement RGR	4,537	5,504	1,611	1,611
Advance energy purchase agreements	12,513	13,989	69,048	61,847
Prepaid expenses	42,168	14,351	4,045	6,573
Collection agreements	27,131	4,263	-	-
Other	29,237	26,461	106,759	32,585
Total	228,164	156,560	282,295	237,029

(13)    INVESTMENTS

	Parent Company
	September 30, 2010	December 31, 2009
Permanent equity interests - equity method
By equity method of the subsidiary	4,348,327	4,493,465
Value-added of assets, net	1,431,115	1,508,764
Goodwill	6,055	4,048

Total	5,785,497	6,006,277

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                              Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                       Date: September 30, 2010

13.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		September 30, 2010			September 30, 2010	December 31, 2009	3rd quarter 2010	3rd quarter 2009
Investment	Number of shares held (thousands)	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	72,650	109,810	653,436	545,265	653,436	689,479	125,155	224,360
CPFL Piratininga	53,031,259	70,587	314,505	221,130	314,505	278,139	61,067	66,475
RGE	807,168	867,604	1,133,844	189,808	1,133,844	1,147,092	73,414	36,671
CPFL Santa Cruz	371,772	45,330	96,927	14,838	96,927	110,228	3,320	8,933
CPFL Leste Paulista	895,373	12,217	64,999	11,668	64,999	64,713	3,481	3,931
CPFL Jaguari	211,844	5,716	39,993	8,500	39,993	39,802	2,588	1,585
CPFL Sul Paulista	445,317	10,000	57,631	11,627	57,631	53,208	3,847	3,560
CPFL Mococa	116,989	9,850	34,810	6,985	34,810	33,566	1,931	2,448
CPFL Geração	205,487,716	1,039,618	1,845,667	164,268	1,845,667	1,913,900	51,729	76,000
CPFL Brasil	2,999	2,999	55,025	153,852	55,025	114,116	49,953	61,848
CPFL Atende (*)	1	1	(1,158)	101	(1,158)	(1,259)	734	6
CPFL Planalto (*)	630	630	3,539	8,301	3,539	4,782	2,907	1,603
CPFL Serviços	1,443,141	5,800	3,498	1,036	3,498	2,351	1,391	(1,950)
CPFL Jaguariuna	189,620	2,481	1,818	(362)	1,818	2,180	(250)	6
CPFL Jaguari Geração	40,072	40,108	43,793	5,909	43,793	41,168	2,353	2,514
Total					4,348,327	4,493,465	383,620	487,990

(*) Number of quotes
The capital and shareholders' equity of the subsidiary Chumpitaz is R$ 100.00 (one hundred reais)
At September 30, 2010, the Parent Company had 100% of all subsidiaries capital

a) Migration of noncontrolling shareholders in CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz to the equity of CPFL Energia

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the noncontrolling shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. This was carried out with the issue of 1,226,192 new common shares of CPFL Energia, resulting in an increase in Shareholders’ Equity of R$ 52,249, offset by R$ 17,393 relating to the increase of the holdings in these subsidiaries, and R$ 34,856 regarding the increase in intangible assets relating to concession rights (R$ 32,848) and goodwill (R$2,008).  The exchange ratios were established based on economic reports.

13.2 – Interest on Shareholders’ Equity and Dividends Receivable:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                     Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                              Date: September 30, 2010

	Parent Company
	Dividend		Interest on shareholders' equity		Total
Subsidiaries	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
CPFL Paulista	237,000	-	-	-	237,000	-
CPFL Piratininga	60,000	132,706	-	6,123	60,000	138,829
RGE	-	41,002	-	-	-	41,002
CPFL Santa Cruz	12,000	7,000	-	-	12,000	7,000
CPFL Geração	85,000	-	-	-	85,000	-
CPFL Brasil	75,000	-	-	-	75,000	-
CPFL Leste Paulista	-	3,582	-	1,375	-	4,957
CPFL Sul Paulista	-	4,800	-	1,036	-	5,836
CPFL Mococa	3,000	500	-	-	3,000	500
CPFL Serviços	3,648	3,648	-	-	3,648	3,648
	475,648	193,238	-	8,534	475,648	201,772

In this quarter, the Company received from the amount of R$ 754,785 related to dividend and interest on shareholders’ equity declared in 2009 and proposed in the first 6 months of 2010.

13.3 – Added value on assets and goodwill

Added value on assets refers mainly to the right to exploit the concession acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been reclassified to intangible assets in the consolidated financial statements.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

(14)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	September 30, 2010			December 31, 2009
	Historic cost	Accumulated depreciation	Net Value	Net Value

In Service
- Generation	4,536,392	(696,879)	3,839,513	3,896,161
- Commercialization	22,508	(7,947)	14,561	12,490
- Administration	2,239	(1,044)	1,295	934
	4,561,239	(705,870)	3,855,369	3,909,585

In Progress
- Generation	1,689,402	-	1,689,402	1,289,779
- Commercialization	57,531	-	57,531	13,002
- Administration	881	-	881	673
	1,747,814	-	1,747,814	1,303,454
Total			5,603,183	5,213,039

As mentioned in item 3.4, assets not acquired recently were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valuated to their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity.

There were no changes on depreciation rates for the period presented.

Construction in progress - the consolidated balance mainly refers to work in progress of the operating subsidiaries and/or those under development, particularly the EPASA and Foz do Chapecó generation projects, with total property, plant and equipment of R$ 2,496,875 and R$ 515,444, respectively, (R$ 1,273,406 and R$ 262,876 in proportion to the participation of the subsidiary CPFL Geração). The greatest additions to property, plant and equipment in progress refer to construction of Foz do Chapecó, EPASA and wind-power Santa Clara plants, which contributed to increases of R$ 228,865, R$ 76,736 and R$ 68,993, respectively. Write-offs during the quarter were not significant.

In conformity with CPC 20, the interest on the loans taken out by the projects to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see notes 1, 16 and 17.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

(15)  INTANGIBLE ASSETS

	Consolidated
	September 30, 2010			December 31, 2009
	Historic cost	Accumulated amortization	Net value	Net value
Goodwill	6,055	-	6,055	4,048
Intangible assets - Concession rights:
Acquired in business combinations	3,726,246	(1,646,919)	2,079,327	2,185,780
Distribution infrastructure - operational	8,001,387	(4,827,293)	3,174,094	2,879,341
Distribution infrastructure - in progress	652,976	-	652,976	521,147
Public utility	405,611	(6,515)	399,096	392,221
Other intangible assets	153,255	(47,909)	105,346	80,564
Total intangible assets	12,945,530	(6,528,636)	6,416,894	6,063,101

Historic cost			12,945,530	12,209,040
Accumulated amortization			(6,528,636)	(6,145,939)
			6,416,894	6,063,101

The main additions during this semester refer to construction of distribution infrastructure. Distribution infrastructure in progress increased R$ 361,823. However, transfers of R$ 285,435 to the distribution infrastructure in service account and R$ 43,641 to concession financial assets contributed towards reducing the open balance as at September, 2010. The other changes basically refer to amounts for amortization for the quarter, which continues to be consistent with the practices described in Note 3.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	September 30, 2010				December 31, 2009
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
At cost
LOCAL CURRENCY
BNDES - Power Increases	57	5,680	9,437	15,174	86	7,321	13,538	20,945
BNDES - Investment	11,940	327,802	2,726,259	3,066,001	11,204	362,902	2,476,242	2,850,348
BNDES - Other	725	43,988	119,086	163,799	49	661	5,628	6,338
Furnas Centrais Elétricas S.A.	-	-	-	-	379	46,028	-	46,407
Financial Institutions	52,418	144,079	1,204,728	1,401,225	10,408	194,766	164,054	369,228
Other	787	26,221	51,304	78,312	554	22,174	30,693	53,421
Subtotal	65,927	547,770	4,110,814	4,724,511	22,680	633,852	2,690,155	3,346,687

FOREIGN CURRENCY

IDB	247	3,789	47,120	51,156	260	3,652	51,379	55,291
Financial Institutions	1,017	3,814	43,341	48,172	541	3,920	46,503	50,964
Subtotal	1,264	7,603	90,461	99,328	801	7,572	97,882	106,255

Total at cost	67,191	555,373	4,201,275	4,823,839	23,481	641,424	2,788,037	3,452,942

At Fair Value
FOREIGN CURRENCY
Financial Institutions	7,126	-	413,492	420,618	66,608	87,490	941,005	1,095,103
Total	7,126	-	413,492	420,618	66,608	87,490	941,005	1,095,103

Total	74,317	555,373	4,614,767	5,244,457	90,089	728,914	3,729,042	4,548,045

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                           Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                    Date: September 30, 2010

	Consolidated
At cost	September 30, 2010	December 31, 2009	Remuneration	Amortization	Collateral
Local currency
BNDES - Power Increases
CPFL Geração	15,174	20,847	TJLP + 3.1% to 4.3%	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Paulista and CPFL Energia
CPFL Geração	-	98	UMBND + 4.0%	72 monthly installments from September 2004	Guarantee of CPFL Paulista and CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM II	15,909	63,655	TJLP + 5.4%	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	87,414	107,614	TJLP + 3.3%	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	272,540	237,325	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINAME	6,821	-	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	5,924	23,702	TJLP + 5.4%	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	51,928	63,927	TJLP + 3.3%	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	113,600	104,990	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	16,921	-	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
RGE - FINEM III	50,450	67,285	TJLP + 5.0%	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	173,486	173,424	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
RGE - FINAME	3,409	-	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Santa Cruz	9,346	2,255	TJLP + 2.90%	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Mococa	3,206	3,018	TJLP + 2.9%	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,499	2,498	TJLP + 2.9%	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	3,262	2,024	TJLP + 2.9%	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	4,736	3,350	TJLP + 2.9%	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BAESA	124,241	136,045	TJLP + 3.125% to 4.125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	25,331	28,058	UMBND + 3.125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	282,220	307,203	TJLP + 4%	144 monthly installments from April 2007	Letters of Credit
ENERCAN	16,669	18,557	UMBND + 4%	144 monthly installments from April 2007	Letters of Credit
CERAN	391,296	417,440	TJLP + 5%	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	56,285	60,981	UMBND + 5% (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	178,315	189,283	TJLP + 3.69% (Average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	975,131	792,209	TJLP + 2.49% to 2.95%	192 monthly installments from October 2011	Pledge of Shares, credit rights and those arising from the Concession, blocked income and guarantee of CPFL Energia
CPFL Bioenergia - FINEM	37,614	15,248	TJLP + 1.9%	144 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia
CPFL Bioenergia - FINAME	38,378	30,257	Fixed rate 4.5%	102 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia
EPASA - BNB	89,126	-	Fixed rate 10%	132 monthly installments from January 2013	Guarantee of CPFL Energia

BNDES - Other
CPFL Brasil - Purchase of assets	6,448	6,338	TJLP + from 1.94% to 2.5%	36 monthly installments from May 2009	Linked to the asset acquired
CPFL Piratininga - Working capital	53,030	-	TJLP + 5.0%	32 monthly installments from February 2011	No guarantee
CPFL Geração - FINEM - Capital de Giro	51,837	-	TJLP + 4.95%	24 monthly installments from February 2011	Guarantee of CPFL Energia
CPFL Geração - FINAME - Capital de Giro	52,484	-	TJLP + 4.95% (3)	23 monthly installments from February 2011	Guarantee of CPFL Energia

Furnas Centrais Elétricas S.A.
CPFL Geração	-	46,407	IGP-M + 10% (2)	24 monthly installments from June 2008	Energy produced by plant

Financial Institution
CPFL Paulista
Banco do Brasil - Law 8727	36,014	39,314	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables
Banco do Brasil	107,593	-	107% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
Banco do Brasil-Crédito Rural (*)	194,303	-	98.50% of CDI	4 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Piratininga
Banco Alfa	-	50,017	105.1% of CDI	1 installment in April 2010	No guarantee
Banco do Brasil - Crédito Rural (*)	17,871	-	98.5% of CDI	4 annual installments from July 2012	Guarantee of CPFL Energia
RGE
Banco do Brasil - Crédito Rural (*)	230,479	-	98.5% of CDI	2 and 4 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Brasil
FINEP	3,682	-	5% Pré-fixada	81 monthly installments from August 2011	Recebíveis
CPFL Santa Cruz
HSBC	43,958	40,747	CDI + 1.10%	1 installment in June 2011	Guarantee of CPFL Energia
Banco do Brasil - Crédito Rural (*)	16,182	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Sul Paulista
Banco do Brasil - Crédito Rural (*)	10,013	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Leste Paulista
Banco do Brasil - Crédito Rural (*)	16,637	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Mococa	-
Banco do Brasil - Crédito Rural (*)	8,394	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Jaguari
Banco do Brasil - Crédito Rural (*)	1,769	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Geração
Banco Itaú BBA	100,639	102,750	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Alfa	-	99,485	105.1% of CDI	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	643,603	-	107.0% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
Banco Alfa	-		105.1% of CDI	1 installment in April 2010	Guarantee of CPFL Energia
CERAN
Banco Bradesco	8,078	36,915	CDI + 2%	24 monthly installments from November 2008	No guarantee
Banco Bradesco	15,004	-	CDI + 1.75%	1 installment in April 2012	Não existem garantias

Other
Eletrobrás
CPFL Paulista	6,114	8,648	RGR + 6.0% to 9.0%	Monthly installments until July 2016	Receivables and Notas Promissórias
CPFL Piratininga	1,048	1,415	RGR + 6%	Monthly installments until July 2016	Receivables and Notas Promissórias
RGE	18,619	12,095	RGR + 6%	Monthly installments until June 2020	Receivables and Notas Promissórias
CPFL Santa Cruz	4,125	4,660	RGR + 6%	Monthly installments until April 2018	Receivables and Notas Promissórias
CPFL Leste Paulista	1,127	1,011	RGR + 6%	Monthly installments until February 2022	Receivables and Notas Promissórias
CPFL Sul Paulista	1,896	1,779	RGR + 6%	Monthly installments until July 2018	Receivables and Notas Promissórias
CPFL Jaguari	113	31	RGR + 6%	Monthly installments until May 2017	Receivables and Notas Promissórias
CPFL Mococa	424	285	RGR + 6%	Monthly installments until February 2022	Receivables and Notas Promissórias
Other	21,796	23,497
Local Currency - At cost	4,724,511	3,346,687

Foreign currency

BID - Enercan	51,156	55,291	US$ + Libor + 3.5%	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (5)
Debt Conversion Bond	4,062	5,207	US$ + Libor 6 month + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	7,466	8,462	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	14,879	15,264	US$ + Libor 6 month + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	21,765	22,031	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Foreign currency - At cost	99,328	106,255

Total at cost	4,823,839	3,452,942

Foreign currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco do Brasil	-	101,233	Yen + 5.7778% (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	420,618	385,969	Yen +1.49% (4)	1 installment in January 2012	No guarantee
CPFL Geração
Banco do Brasil	-	101,332	Yen + 5.8% . (5)	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	-	506,569	Yen + 2.5% to 5.8% .	1 installment in January 2011	Guarantee of CPFL Energia

Total Foreign Currency - Fair value	420,618	1,095,103

Total Consolidated	5,244,457	4,548,045

The Company and its subsdiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 160.5% of CDI	(3) 106.0% of CDI
(2) 106.0% to 106.5% of CDI	(4) 104.98% of CDI
(5) As certain assets are dollar indexed, a partial swap of R$ 29,126 was contracted, converting the currency variation to 112.9 % of the CDI.
(*) Effective rate : 98.5% CDI + 2.88% (CPFL Paulista and CPFL Piratininga) and 98.5% CDI + 2.5% (RGE)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

In conformity with CPCs 38 and 39 (Financial Instruments), the Company and its subsidiaries classified their debts, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	September 30, 2010
	Value at cost			Fair value (accounting balance)
	Interest - Current and noncurrent	Principal	Total
Foreign currency		Noncurrent

At fair value
CPFL Paulista
Banco ABN AMRO Real	7,126	416,885	424,011	420,618
Subtotal Foreign currency - Consolidated	7,126	416,885	424,011	420,618

The changes in the fair values of these debts are recognized in the financial income (expense) of the Company and its subsidiaries. The gains of R$ 3,393 obtained by marking the debts to market are offset by the effects of R$ 6,434 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 31), resulting in a net accumulated loss of R$ 3,041.

Main funding in the period:

Local currency

BNDES/BNB – Investment:

FINEM IV (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 63,924 was received during this quarter and the remaining estimated balance of R$ 37,101  will be cancelled.

FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 24,767 was received during this quarter and the remaining balance of R$ 25,966 will be cancelled.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

FINEM IV (RGE) – The subsidiary obtained approval for financing of R$ 216,131 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 26,526 was received during this quarter and the remaining balance of R$ 17,104 will be cancelled.

FINAME (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 92,183 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 5,170 in this quarter and the remaining balance of R$ 85,376 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

FINAME (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 16,243 in this quarter and the remaining balance of R$ 31,225 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis. There are no restrictive covenants.

FINAME (RGE) – The subsidiary obtained approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 1,752 in this quarter and the remaining balance of R$ 29,015 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

FINEM/FINAME (Bioenergia) – The indirect subsidiary obtained approval for financing of R$ 75,297 from the BNDES in 2009, comprised of R$ 37,491 from FINEM and R$ 37,806 from FINAME, to be invested in the construction of the Thermoelectric Plant. The amount of R$ 16,100 was received during this quarter and the remaining estimated balance of R$ 13,706 is scheduled to be released in the 4th quarter of 2010.  The interest and principal will be paid monthly as from June, 2011.

BNDES – Investimento (Foz do Chapecó) – The indirect subsidiary obtained approval for financing of R$ 1,633,155 (R$ 832,909 in proportion to the Company's participation) from the BNDES in 2007, to be sed to finance the construction works of the Foz do Chapecó Hydroelectric Power Plant.. The amount of R$ 68,914 (R$ 35,146 in proportion to the Company's participation) was received during this quarter, this being final installment of this financing. The interest and principal will be paid monthly as from October 2011.

BNB – Investimento (EPASA) – In December 2009, the indirect subsidiary contracted a loan of R$ 214,278 (R$ 109,282 in proportion to the Company's participation) from Banco do Nordeste do Brasil - BNB, to be invested in the construction of the Termoparaíba and Termonordeste thermoelectric power plants. The amount of R$ 177,838 (R$ 90,697 in proportion to the Company's participation) was released in this quarter, and the release of the remaining balance is conditional upon: i) physical and financial verification of the funds obtained; and ii) increasing the capital in EPASA by R$ 91,834 (R$ 46,835 in proportion to the Company's participation). The interest will be paid quarterly until December 2012 and on a monthly basis as from January 2013. There are no restrictive covenants for this financing agreement.

Financial Institutions

Banco do Brasil – Crédito Rural (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari e CPFL Sul Paulista)  - These subsidiaries obtained approval for financing, in the form of rural credit, with a total amount of R$ 499,800 (R$ 435,849 net of costs) released during this quarter to cover working capital. The interest will be capitalized monthly and amortized together with the installments of the principal.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

ELETROBRÁS  (RGE)  –  The subsidiary obtained approval for financing of R$ 25,251 from Eletrobras in 2008, the purpose of which is to finance part of the improvement works on the electricity system to bring electricity to rural areas (Universalization Program). The subsidiary received the amount of R$ 7,392 during this quarter and the remaining balance of R$ 9,147 was cancelled, in line with the physical execution of the works.

RESTRICTIVE COVENANTS

The loan from Banco do Brasil - Rural Credit is subject to certain restrictive covenants, including clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The ratio demanded is that of net indebtedness to EBITDA of 3.0 or less

The other loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2009.

The Management of the Company and its subsidiaries monitors these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(17)  DEBENTURES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                            Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                     Date: September 30, 2010

						Consolidated
						September 30, 2010				December 31, 2009
	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue
Single Series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured	3,401	-	450,000	453,401	12,788	-	450,000	462,788

CPFL Paulista
3rd Issue
1st Series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee	22,618	-	640,000	662,618	4,618	-	640,000	644,618
4ª Issue
Single Series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee	3,124	109,428	-	112,552	8,285	64,303	109,601	182,189
						25,742	109,428	640,000	775,170	12,903	64,303	749,601	826,807
CPFL Piratininga
1ª Issue
1st Series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee	5,351	200,000	-	205,351	17,690	200,000	200,000	417,690
2ª Issue
Single Series	1	106.45% of CDI .	106.45% CDI + 0.3%	02 de May 2011	Quirografária	-	-	-	-	2,189	-	100,000	102,189
3rd Issue
Single Series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee	13,514	-	258,801	272,315	-	-	-	-
						18,865	200,000	258,801	477,666	19,879	200,000	300,000	519,879
RGE
2ª Issue
1st Series	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured	1,289	27,489	-	28,778	1,630	-	26,200	27,830
3rd Issue
1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	3,591	-	100,000	103,591	741	-	100,000	100,741
2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	3,818	-	140,000	143,818	6,437	-	140,000	146,437
3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	720	-	40,000	40,720	1,491	-	40,000	41,491
4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee	2,582	-	50,000	52,582	1,103	-	50,000	51,103
5th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee	2,582	-	50,000	52,582	1,103	-	50,000	51,103
4ª Issue
Single Series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured	5,254	184,433	-	189,687	8,758	-	183,804	192,562
						19,836	211,922	380,000	611,758	21,263	-	590,004	611,267

CPFL Leste Paulista
1ª Issue
Single Series	2,400	111.90% of CDI	111.9% CDI + 0.65%	July1st, 2011	CPFL Energia guarantee	692	23,947	-	24,639	1,153	-	23,894	25,047

CPFL Sul Paulista
1ª Issue
Single Series	1,600	111.00% of CDI	111% CDI + 0.6%	July1st, 2011	CPFL Energia guarantee	457	15,968	-	16,425	762	-	15,936	16,698

CPFL Jaguari
1ª Issue
Single Series	1,000	111.90% of CDI	111.9% CDI + 0.79%	July1st, 2011	CPFL Energia guarantee	288	9,974	-	10,262	480	-	9,948	10,428

CPFL Brasil
1ª Issue
Single Series	16,500	111% of CDI	111% CDI + 0.57%	July 1st, 2011	CPFL Energia guarantee	4,716	164,610	-	169,326	7,862	-	164,221	172,083

CPFL Geração
2ª Issue
Single Series	425,250	109.8% of CDI	109.8% CDI + 0.58%	July 1st, 2011	CPFL Energia guarantee	12,021	423,954	-	435,975	20,039	-	423,295	443,334
3rd Issue
Single Series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee	13,722	-	263,070	276,792	-	-	-	-

EPASA
1ª Issue
Single Series	450	112.6% of CDI	116.9% of CDI	1 installment in December 2010	CPFL Energia guarantee	13,955	145,601	-	159,556	3,504	228,473	-	231,977

BAESA
1st Series	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of Guarantee	519	3,164	15,821	19,504	308	3,164	18,195	21,667
2nd Series	3,236	CDI + 0.4%	106% CDI + 0.12%	Annually with settlement in August 2016	Letters of Guarantee	425	2,570	12,850	15,845	343	3,085	6,075	9,503

						944	5,734	28,671	35,349	651	6,249	24,270	31,170
						114,639	1,311,138	2,020,542	3,446,319	101,284	499,025	2,751,169	3,351,478

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, the details of which are set forth in the December 31, 2009 financial statements and in the Quarterly Information at June 30, 2010.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the Management of the Company and its subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                               Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                         Date: September 30, 2010

(18)  SUPPLIERS

	Consolidated
Current	September 30, 2010	December 31, 2009

System Service Charges	51,426	34,556
Energy Purchased	740,944	658,068
Electricity Network Usage Charges	136,828	121,801
Materials and Services	178,058	143,180
Free energy	68,504	61,341
Other	1,229	2,506
Total	1,176,989	1,021,452

Noncurrent
Electricity Network Usage Charges	10,664	42,655
Total	10,664	42,655

(19)  TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated
	Current		Noncurrent
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
ICMS (State VAT)	289,186	315,906	-	-
PIS (Tax on Revenue)	12,809	11,762	-	-
COFINS (Tax on Revenue)	60,210	54,978	1,139	1,639
Income tax (Corporate Income Tax)	111,102	69,480	-	-
Social Contribution (Social Contribution Tax)	20,866	18,583	-	-
Other	30,795	27,901	-	-
Total	524,968	498,610	1,139	1,639

(20)  EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees, with the following characteristics:

I – CPFL Paulista

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

The plans currently in effect for the employees of the subsidiary CPFL Paulista through the CESP Foundation are Supplementary Pension Plans, with a defined benefit plan in place up to October 31, 1997, after which a mixed benefit plan was adopted.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of September 30, 2010 is R$ 527,665 (R$ 508,706 in December 31, 2009). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

A Supplementary Retirement and Pension Plan is currently in effect for CPFL Piratininga’s employees, through the CESP Foundation with a defined benefit plan (Proportional Paid-Up Supplementary Benefit Plan – BSPS) in effect up to March 31, 1998, and after that date, a plan with a defined benefit component and a defined contribution component.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay  in respect of the plan deficit determined at the time by the external actuaries of  Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017 and amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of September 30, 2010 is R$ 155,668 (R$ 150,444 as of December 31, 2009).  The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CVM Decision no 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – defined contribution) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

V – CPFL Geração

The plan currently in force for the employees of subsidiary CPFL Geração through the CESP Foundation is a Supplementary Pension Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a 240 monthly installments and 20 annual installments, until October 2017, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of September 30, 2010 is R$ 10,616 (R$ 18,354 as of December 31, 2009). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII – Changes in the defined benefit plans

In accordance with CVM Decision Nº 371/00, the changes in the net actuarial liability in this quarter are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                  Date: September 30, 2010

	September 30, 2010
	CPFL	CPFL	CPFL	Total Liability	RGE	Total Asset
	Paulista	Piratininga	Geração
Actuarial liability (asset) at the beginning of the period	591,712	141,964	13,774	747,450	(9,725)	(9,725)
Income (expense) recognized in income statement	(53,076)	(10,549)	(906)	(64,531)	(879)	(879)
Sponsor's Contributions during the year	(39,043)	(11,442)	(845)	(51,330)	(1,139)	(1,139)
Actuarial liability (asset) at the end of the period	499,593	119,973	12,023	631,589	(11,743)	(11,743)
Other contributions	13,748	(525)	114	13,337
Subtotal	513,341	119,448	12,137	644,926
Other contributions RGE	-	-	-	4,634
Total Passivo	513,341	119,448	12,137	649,560

Current				43,801		-
Noncurrent				605,759		11,743

Expense and income recognized as operating cost in the actuarial report are shown below:

	3rd quarter 2010
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	275	1,202	36	288	1,801
Interest on actuarial liabilities	73,114	18,883	1,586	4,587	98,170
Expected return on assets	(91,072)	(23,288)	(1,921)	(5,929)	(122,210)
Total Expense (Income)	(17,683)	(3,203)	(299)	(1,054)	(22,239)
Expected contributions from participants	(9)	(313)	-	468	146
Subtotal	(17,692)	(3,516)	(299)	(586)	(22,093)
Other	-	-	-	293	293
Total Income	(17,692)	(3,516)	(299)	(293)	(21,800)

	3rd quarter 2009
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	361	1,367	41	314	2,083
Interest on actuarial liabilities	75,755	19,245	1,633	4,407	101,040
Expected return on assets	(76,088)	(19,389)	(1,617)	(4,597)	(101,691)
Total Expense (Income)	28	1,223	57	124	1,432
Expected contributions from participants	(9)	(324)	-	(274)	(607)
Subtotal	19	899	57	(150)	825
Other	-	-	-	75	75
Total Expense (Income)	19	899	57	(75)	900

The principal assumptions considered in the actuarial calculations were:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	2010	2009	2010	2009

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	11.28% p.a.	10.24% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null

Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible		100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a.
(**) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.

(21)  REGULATORY CHARGES

	Consolidated
	September 30, 2010	December 31, 2009
Fee for the Use of Water Resources	3,615	4,080
Global Reverse Fund - RGR	19,381	9,876
ANEEL Inspection Fee	2,131	1,945
Fuel Consumption Account - CCC	53,759	9,392
Energy Development Account - CDE	40,244	38,457
Total	119,130	63,750

(22)  RESERVE FOR CONTINGENCIES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                             Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                      Date: September 30, 2010

	Consolidated
	September 30, 2010		December 31, 2009
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	58,520	138,856	42,752	127,750

Civil
General Damages	13,329	85,586	9,897	59,434
Tariff Increase	10,621	9,368	12,249	9,068
Other	12,666	17,502	11,967	15,674
	36,616	112,456	34,113	84,176
Tax
FINSOCIAL	18,687	53,244	18,601	52,998
Increase in basis - PIS and COFINS	830	890	866	1,022
Interest on Shareholders’ Equity - PIS and COFINS	10,433	10,433	9,800	9,800
PIS and COFINS - Non-Cumulative Method	84,554	-	122,792	-
Income Tax	71,585	528,771	63,914	498,347
Other	7,792	17,421	7,806	20,084
	193,881	610,759	223,779	582,251
Total	289,017	862,071	300,644	794,177

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated
	June 30, 2010	Addition	Reversal	Payment	Monetary Restatement	September 30, 2010

Labor	41,336	20,595	(1,007)	(2,404)	-	58,520
Civil	37,166	3,441	(3,124)	(950)	83	36,616
Tax	191,108	2,060	(563)	(22)	1,298	193,881
Reserve for Contingencies	269,610	26,096	(4,694)	(3,376)	1,381	289,017

Escrow Deposits	845,697	12,336	(6,014)	(2,520)	12,572	862,071

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2009.

Fiscal: PIS and COFINS – Non-cumulative method

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Considering the taxation rules and discussions regarding the non-cumulative incidence of PIS and COFINS on certain sectorial charges, the subsidiaries posted adjustments by (i) reversing a contingency of R$ 39,502 and posting to the “General and Administrative Expenses – Legal, Judicial and Indemnities” account and (ii) reversing a monetary restatement of a consolidated amount of R$ 4,136 to set against “Financial Expense – Monetary restatements and exchange variations”.

Labor Suit - Litigation Settlement

In this quarter, the subsidiary CPFL Paulista agreed a settlement with the Sao Paulo Engineers' Union in relation to the labor claim, in the amount of R$ 19,797 for payment in October 2010.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2010, the claims relating to possible losses were as follows: (i) R$ 325,218 for labor suits (R$ 294,825 as of December 31, 2009); (ii) R$ 593,010 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 472,710 as of December 31, 2009); and (iii) R$ 793,901 in respect of tax suits, relating basically to Income Tax, ICMS, INSS, FINSOCIAL and PIS and COFINS (R$ 625,369 as of December 31, 2009).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(23)  PUBLIC UTILITIES

Consolidated
Companies	September 30, 2010	December 31, 2009	Number of remaining installments	Interest rates
CERAN	69,625	65,904	304	IGP-M + 9.6%p.a.
ENERCAN	9,772	9,434	294	IGP-M + 8%p.a.
BAESA	52,233	50,402	306	IGP-M + 8%p.a.
Foz do Chapecó	305,438	295,794	313	IGP-M / IPC-A + 5.3%p.a.
TOTAL	437,068	421,534

Current	16,743	15,697
Noncurrent	420,325	405,837

(24)      OTHER ACCOUNTS PAYABLE

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                 Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                          Date: September 30, 2010

	Consolidated
	Current		Noncurrent
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009

Consumers and Concessionaires	57,748	50,250	-	-
Energy Efficiency Program - PEE	77,135	55,889	29,274	56,915
Research & Development - P&D	113,466	100,544	24,923	12,636
National Scientific and Technological Development Fund - FNDCT	4,718	4,705	-	-
Energy Research Company - EPE	2,025	2,008	-	-
Fund for Reversal	-	-	17,750	17,751
Advances	6,768	9,652	27,829	55,987
Provision for environmental expenditure	1,851	2,483	344	2,628
Payroll	6,521	8,085	-	-
Profit sharing	30,786	32,490	-	-
TAC ANEEL fine (DEC/FEC and voltage level)	-	10,877	-	-
Collections agreement	49,490	27,138	-	-
Guarantees	-	-	73,943	71,152
Other	50,790	34,740	9,796	9,575
Total	401,298	338,861	183,859	226,644

(25)  SHAREHOLDERS’ EQUITY

The shareholders' participations in the Company's equity as of September 30, 2010 and December 31, 2009 are distributed as follows:

	Number of shares
	September 30, 2010		December 31, 2009
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	122,948,720	25.55	122,948,720	25.62
BB Carteira Livre I FIA	149,233,727	31.02	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.62	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.42	40,526,739	8.44
Brumado Holdings S.A.	17,251,048	3.59	17,251,048	3.59
Board Members	112	-	112	-
Executive Officers	2,824	-	6,450	-
Other Shareholders	90,460,449	18.80	89,230,631	18.60
Total	481,137,130	100.00	479,910,938	100.00

25.1 –Capital Increase

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. Accordingly, the CPFL Energia capital increased by R$ 52,249, from R$ 4,741,175 to R$ 4,793,424 with the issue of 1,226,192 new common shares.

23.2 - Dividends and Interest on Shareholders’ Equity:

In the second quarter of 2010, the Company paid out R$ 652,302 relating to dividends declared and provisioned as of December 31, 2009.

In this quarter, the Company paid out R$ 771,253 relating to dividends declared and provisioned at the base date of June 30, 2010.

(26)  GROSS SALES AND SERVICES INCOME

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                   Date: September 30, 2010

	Consolidated
	2010		2009
Revenue from Eletric Energy Operations (thousand of R$)	3rd quarter	Nine month	3rd quarter	Nine month
Consumer class
Residential	1,341,914	4,047,322	1,304,572	3,759,712
Industrial	1,058,882	3,107,336	1,102,098	3,017,161
Commercial	663,447	2,077,040	660,906	1,964,124
Rural	117,130	329,254	112,640	323,553
Public Administration	95,431	284,437	95,507	273,309
Public Lighting	76,959	226,762	76,612	217,732
Public Services	119,987	351,734	122,609	342,247
Billed	3,473,750	10,423,885	3,474,944	9,897,838
Unbilled (Net)	8,876	(2,247)	9,678	54,152
Emergency Charges - ECE/EAEE	-	3	(4)	(11)
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,406,042)	(4,427,684)	(1,478,923)	(4,367,063)
Electricity sales to final consumers	2,076,584	5,993,957	2,005,695	5,584,916

Furnas Centrais Elétricas S.A.	87,582	259,930	89,115	264,479
Other Concessionaires and Licensees	205,723	513,104	211,891	618,923
Current Electric Energy	55,075	72,853	23,676	76,988
Electricity sales to wholesaler	348,380	845,887	324,682	960,390

Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,406,042	4,427,684	1,478,923	4,367,063
Revenue due to Network Usage Charge - TUSD - Free Consumers	305,745	807,925	207,047	583,937
Revenue from construction of concession infrastructure	295,403	698,867	160,216	410,678
Low Income Consumer´s Subsidy	7,548	23,472	7,998	23,911
Other Revenue and Income	54,782	167,509	59,432	170,177
Other operating revenues	2,069,520	6,125,457	1,913,616	5,555,766

Total gross revenues	4,494,484	12,965,301	4,243,993	12,101,072

Deductions from operating revenues
ICMS	(683,792)	(2,034,144)	(664,459)	(1,925,420)
PIS	(65,506)	(198,882)	(68,470)	(191,832)
COFINS	(302,523)	(916,917)	(316,801)	(885,029)
ISS	(919)	(2,436)	(936)	(2,712)
Global Reversal Reserve - RGR	(17,844)	(53,444)	(15,772)	(45,523)
Fuel Consumption Account - CCC	(159,958)	(424,563)	(103,915)	(249,005)
Energy Development Account - CDE	(117,659)	(352,975)	(112,344)	(337,074)
Research and Development and Energy Efficiency Programs	(34,402)	(91,769)	(23,166)	(73,640)
PROINFA	(13,006)	(45,009)	(13,543)	(28,090)
Other	-	(3)	4	11
	(1,395,609)	(4,120,142)	(1,319,402)	(3,738,314)

Net revenue	3,098,875	8,845,159	2,924,591	8,362,758

(*) Information not examined by the independent auditors.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                             Date: September 30, 2010

	Consolidated
	2010		2009
Revenue from Eletric Energy Operations - GWh (*)	3rd quarter	Nine month	3rd quarter	Nine month
Clas of consumers
Residential	3,226	9,697	3,041	9,180
Industrial	3,911	11,602	3,866	10,961
Commercial	1,808	5,719	1,692	5,350
Rural	576	1,617	559	1,698
Public Administration	272	822	259	785
Public Lighting	364	1,079	355	1,053
Public Services	446	1,300	416	1,246
Billed	10,603	31,836	10,188	30,273
Own consuption	8	25	8	24
Electricity sales to final consumers	10,611	31,861	10,196	30,297

Furnas Centrais Elétricas S.A.	763	2,263	783	2,318
Other Concessionaires and Licensees	1,805	5,226	2,470	8,708
Current Electric Energy	795	1,762	1,156	2,229
Electricity sales to wholesaler	3,363	9,251	4,409	13,255

(*) Information not examined by the independent auditors.

Consumers (*)	2010	2009
Clas of consumers
Residential	5,828,837	5,656,836
Industrial	78,480	77,275
Commercial	492,484	496,220
Rural	236,542	239,133
Public Administration	44,926	43,531
Public Lighting	8,015	7,566
Public Services	7,212	6,802
Total	6,696,496	6,527,363

(*) Information not examined by the independent auditors.

In compliance with ANEEL Order 4,722 of December 18, 2009, which sets out the basic procedures for preparing financial statements and to enable comparison of Statements, the subsidiaries made the following reclassifications in the Financial Statements for 2009:

(a) Reclassification of certain revenue amounts posted under the heading  “Electric Energy Supplied (a sales operation)”, to “Other Operating Revenue” (a distribution operation), under the heading of “Revenue due to Network Usage Revenue – TUSD – Captive Consumer”.

(b) In accordance with CAT Ordinance 97/2009, amounts relating to ICMS charged from free consumers are no longer posted to the Income Statement. As this involved posting items under Gross Revenue against Revenue Deductions, there was no impact to the Income Statements of the subsidiaries.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                          Date: September 30, 2010

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	2010		2009
Cost of Electric Energy	3rd quarter	Nine month	3rd quarter	Nine month
Electricity Purchased for Resale
Energy Purchased in Restricted Framework - ACR
Tractebel Energia S.A.	251,031	839,382	228,565	748,042
Itaipu Binacional	249,584	765,665	270,145	903,426
Petróleo Brasileiro S.A. Petrobrás	49,612	150,431	53,563	147,942
CESP - Cia Energética de São Paulo	46,065	130,722	42,535	129,046
Furnas Centrais Elétricas S.A.	41,809	114,713	36,416	111,408
CEMIG - Cia Energética de Minas Gerais	30,097	97,523	58,421	163,320
CHESF - Cia Hidro Elétrica do São Francisco	30,369	87,962	27,714	85,703
Termorio S.A.	35,838	82,154	9,545	34,850
Copel Geração e Transmissão S.A.	16,543	51,992	16,726	51,554
Tractebel Energia Comercializadora Ltda.	32,792	32,792	35,009	35,009
Câmara de Comercialização de Energia Elétrica - CCEE	45,297	62,049	(10,018)	56,423
PROINFA	44,507	139,092	42,048	130,979
Other	207,259	505,126	171,319	468,892
	1,080,803	3,059,603	981,988	3,066,594
Energy Purchased in the Free Market - ACL	426,796	1,046,474	403,721	1,067,440
	1,507,599	4,106,077	1,385,709	4,134,034
Credit of PIS and COFINS	(128,251)	(382,960)	(137,657)	(388,713)
Subtotal	1,379,348	3,723,117	1,248,052	3,745,321

Electricity Network Usage Charge
Basic Network Charges	222,960	679,935	240,392	678,907
Transmission from Itaipu	19,838	62,645	20,517	59,674
Connection Charges	18,881	44,319	11,787	36,026
Charges of Use of the Distribution System	6,767	20,420	6,598	18,927
System Service Charges - ESS	34,839	113,615	17,707	73,553
Reserve Energy charges	12,385	28,902	-	3,219
	315,670	949,836	297,001	870,306
Credit of PIS and COFINS	(29,240)	(90,393)	(32,690)	(88,474)
Subtotal	286,430	859,443	264,311	781,832

Total	1,665,778	4,582,560	1,512,363	4,527,153

(*) Information not examined by the independent auditors.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                    Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                             Date: September 30, 2010

	Consolidated
	2010		2009
Electricity Purchased for Resale - GWh (*)	3rd quarter	Nine month	3rd quarter	Nine month
Energy Purchased in Restricted Framework - ACR
Tractebel Energia S.A.	1,804	5,733	1,689	5,251
Itaipu Binacional	2,734	8,087	2,812	8,288
Petróleo Brasileiro S.A. Petrobrás	419	1,243	425	1,220
CESP - Cia Energética de São Paulo	460	1,315	444	1,364
Furnas Centrais Elétricas S.A.	426	1,235	403	1,252
CEMIG - Cia Energética de Minas Gerais	235	773	539	1,301
CHESF - Cia Hidro Elétrica do São Francisco	340	991	320	1,003
Termorio S.A.	80	242	37	126
Copel Geração e Transmissão S.A.	165	519	171	535
Câmara de Comercialização de Energia Elétrica - CCEE	844	2,364	562	3,027
PROINFA	154	649	259	647
Other	1,176	3,760	1,106	3,359
	8,837	26,911	8,767	27,373
Energy Purchased in the Free Market - ACL	4,274	11,643	4,350	11,694
	13,111	38,554	13,117	39,067
(*) Information not examined by the independent auditors.

In compliance with ANEEL Order no 4,722/2009 and in order to enable comparison of Financial Statements, the subsidiaries reclassified amounts in the Financial Statements for 2009 relating to the PROINFA quota, in relation to amounts billed to free consumers and own-power producers, from “Cost of the Electric Energy Service, Energy Purchased for Resale” to “Deductions from Operating Income, Consumer Charges – Other – PROINFA”, amounting to R$ 15,302 and R$ 9,943, respectively, for the third quarter of 2010 and the third quarter of 2009, and R$ 40,873 and R$ 24,490 for the 9 months ended on September 30, 2010 and 2009, respectively.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                               Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                        Date: September 30, 2010

(28)  COST AND OPERATING EXPENSES

	Parent Company
	3rd quarter						Nine month
	General		Other		Total		General		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Personnel	996	549	-	-	996	549	2,837	1,789	-	-	2,837	1,789
Materials	7	8	-	-	7	8	46	20	-	-	46	20
Outside Services	4,314	1,210	-	-	4,314	1,210	10,894	4,919	-	-	10,894	4,919
Depreciation and Amortization	39	30	-	-	39	30	105	89	-	-	105	89
Other:	983	2,221	36,255	37,431	37,238	39,652	3,479	5,084	108,495	112,901	111,974	117,985
Leases and Rentals	15	30	-	-	15	30	62	99	-	-	62	99
Publicity and Advertising	351	(93)	-	-	351	(93)	852	-	-	-	852	-
Legal, Judicial and Indemnities	19	(405)	-	-	19	(405)	380		-	-	380	-
Donations, Contributions and Subsidies	-	28	-	-	-	28	-	28	-	-	-	28
Loss (gain) on the write-off of noncurrent assets	-	-	-	244	-	244	-	-	-	1,340	-	1,340
Intangible of concession amortization	-	-	36,255	37,187	36,255	37,187	-	-	108,495	111,561	108,495	111,561
Other:	598	2,661	-	-	598	2,661	2,185	4,957		-	2,185	4,957
Total	6,339	4,018	36,255	37,431	42,594	41,449	17,361	11,901	108,495	112,901	125,856	124,802

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                            Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                      Date: September 30, 2010

	Consolidated
	Operating costs		Services Rendered to Third Parties		Operating expenses						Total
					Sales		General		Other
	3rd quarter
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Personnel	87,585	79,676	71	198	20,682	17,161	39,399	39,989	-	-	147,737	137,024
Employee Pension Plans	(21,800)	900	-	-	-	-	-	-	-	-	(21,800)	900
Materials	16,797	14,624	858	309	667	713	3,090	2,023	-	-	21,412	17,669
Outside Services	48,680	39,803	1,095	697	20,033	19,552	41,446	34,809	-	-	111,254	94,861
Depreciation and Amortization	112,014	110,704	164	165	2,271	2,711	6,352	5,849	181	180	120,982	119,609
Costs related to infrastructure construction	-	-	295,403	160,216	-	-	-	-	-	-	295,403	160,216
Other:	12,999	14,519	3	-	23,920	26,906	43,025	17,237	56,163	51,380	136,110	110,042
Collection charges	-	-	-	-	12,050	11,989	-	-	-	-	12,050	11,989
Allowance for doubtful accounts	-	-	-	-	7,555	12,122	-	-	-	-	7,555	12,122
Leases and Rentals	-	-	-	-	6	5	2,261	1,429	-	-	2,267	1,434
Publicity and Advertising	-	-	-	-	-	-	8,236	1,438	-	-	8,236	1,438
Legal, Judicial and Indemnities	-	-	-	-	-	-	26,174	7,322	-	-	26,174	7,322
Donations, Contributions and Subsidies	-	-	-	-	-	-	1,645	1,534	-	-	1,645	1,534
Inspection fee	-	-	-	-	-	-	-	-	6,396	5,683	6,396	5,683
Loss (gain) on the write-off of noncurrent assets	-	-	-	-	-	-	-	-	2,188	(2,295)	2,188	(2,295)
Free energy adjustment	-	-	-	-	-	-	-	-	1,127	-	1,127	-
Intangible of concession amortization	-	-	-	-	-	-	-	-	46,511	47,645	46,511	47,645
Other:	12,999	14,519	3	-	4,309	2,790	4,709	5,514	(59)	347	21,961	23,170
Total	256,275	260,226	297,594	161,585	67,573	67,043	133,312	99,907	56,344	51,560	811,098	640,321

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                    Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                             Date: September 30, 2010

	Consolidated
	Operating costs		Services Rendered to Third Parties		Operating expenses						Total
					Sales		General		Other
	Nine month
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Personnel	261,260	246,800	304	537	58,956	51,697	120,575	115,046	-	-	441,095	414,080
Employee Pension Plans	(65,405)	2,734	-	-	-	-	-	-	-	-	(65,405)	2,734
Materials	45,952	40,958	1,477	823	2,252	3,486	7,945	5,530	-	-	57,626	50,797
Outside Services	131,697	116,611	2,349	2,093	58,353	53,879	127,824	110,266	-	-	320,223	282,849
Depreciation and Amortization	333,821	334,213	494	495	6,688	8,231	17,507	17,816	541	541	359,051	361,296
Costs related to infrastructure construction	-	-	698,867	410,678	-	-	-	-	-	-	698,867	410,678
Other:	44,272	37,924	3	3	85,182	65,557	49,669	47,428	164,234	162,186	343,360	313,098
Collection charges	-	-	-	-	35,090	36,436	-	-	-	-	35,090	36,436
Allowance for doubtful accounts	-	-	-	-	37,410	20,934	-	-	-	-	37,410	20,934
Leases and Rentals	-	-	-	-	6	13	6,397	3,817	-	-	6,403	3,830
Publicity and Advertising	-	-	-	-	-	-	10,951	2,508	-	-	10,951	2,508
Legal, Judicial and Indemnities	-	-	-	-	-	-	7,726	17,256	-	-	7,726	17,256
Donations, Contributions and Subsidies	-	-	-	-	-	-	4,924	4,509	-	-	4,924	4,509
Inspection fee	-	-	-	-	-	-	-	-	18,575	17,767	18,575	17,767
Loss (gain) on the write-off of noncurrent assets	-	-	-	-	-	-	-	-	1,946	(1,154)	1,946	(1,154)
Free energy adjustment	-	-	-	-	-	-	-	-	3,654	-	3,654	-
Intangible of concession amortization	-	-	-	-	-	-	-	-	139,240	142,932	139,240	142,932
Other:	44,272	37,924	3	3	12,676	8,174	19,671	19,338	819	2,641	77,441	68,080
Total	751,597	779,240	703,494	414,629	211,431	182,850	323,520	296,086	164,775	162,727	2,154,817	1,835,532

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                    Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                             Date: September 30, 2010

(29)     FINANCIAL INCOME AND EXPENSES

	Parent Company
	2010		2009
	3rd quarter	Nine month	3rd quarter	Nine month
Financial Income

Income from Financial Investments	6,626	24,951	8,014	17,890
Arrears of interest and fines	-	22	-	-
Restatement of tax credits	2,173	2,527	574	2,570
Restatement of Escrow Deposits	240	633	160	160
Monetary and Exchange Variations	-	-	-	-
Discount on purchase of ICMS credit	-	-	-	-
PIS and COFINS on Interest on Shareholders' Equity	-	(9,117)	-	(9,447)
Guarantees	1,532	4,684	1,307	5,673
Other	10,501	19,850	4,428	9,841
Total	21,072	43,550	14,483	26,687

Financial Expense

Debt Charges	(12,599)	(33,187)	(10,686)	(36,108)
Monetary and Exchange Variations	224	619	(12)	(326)
(-) Capitalized borrowing costs	-	-	-	-
Public utilities	-	-	-	-
Guarantees	(6,246)	(17,517)	(869)	(5,685)
Other	(2,373)	(5,930)	(2,362)	(6,402)
Total	(20,994)	(56,015)	(13,929)	(48,521)

Net financial income (expense)	78	(12,465)	554	(21,834)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                             Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                      Date: September 30, 2010

	Consolidated
	2010		2009
	3rd quarter	Nine month	3rd quarter	Nine month
Financial Income

Income from Financial Investments	45,509	110,887	21,131	63,532
Arrears of interest and fines	33,132	98,976	29,070	93,995
Restatement of tax credits	3,711	5,421	300	3,251
Restatement of Escrow Deposits	12,068	32,447	10,772	35,187
Monetary and Exchange Variations	8,676	24,758	(2,122)	9,445
Discount on purchase of ICMS credit	1,820	5,389	2,555	5,321
PIS and COFINS on Interest on Shareholders' Equity	-	(9,117)	-	(9,447)
Guarantees	1,532	4,684	1,307	5,673
Other	23,377	58,672	15,363	45,815
Total	129,825	332,117	78,376	252,772

Financial Expense

Debt Charges	(196,993)	(535,131)	(126,219)	(413,100)
Monetary and Exchange Variations	(19,344)	(67,025)	(6,683)	(20,843)
(-) Capitalized borrowing costs	37,942	109,599	2,161	20,730
Public utilities	(4,858)	(15,038)	(1,894)	(5,485)
Guarantees	(6,247)	(17,517)	(872)	(5,688)
Other	(13,425)	(46,236)	(11,729)	(46,538)
Total	(202,925)	(571,348)	(145,236)	(470,924)

Net financial income (expense)	(73,100)	(239,231)	(66,860)	(218,152)

(30)  TRANSACTIONS WITH RELATED PARTIES

The Company is controlled by the following Companies:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações (“Fund")

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties.

The financial statements for September 30, 2010 and December 31, 2009 show the balances and changes that took place in the normal course of operating activities of the Company and its subsidiaries.

The main transactions are described below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments, as mentioned in Note 6.

b)        Loans and Financing, Debentures and Derivatives – relate to funds raised in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. In addition, the Company is guarantor of some of the loans obtained by its subsidiaries, as described in Notes 16 and 17.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund managed by BB DTVM, which charges management fees under normal market conditions for such management.

d)        Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)         Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)         Energy purchased in the free market – refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)        Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)         Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Additionally, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 20.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

During the quarter, the subsidiaries obtained approval for financing of R$ 499,800 (see note 16) from Banco do Brasil, in the form of rural credit.

(31)    FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, commercialization and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit is very low for 2011, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the Mark to Market, Stress Testing and Duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries have a formal policy of contracting derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

c) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of September 30, 2010 and December 31, 2009, applying the above methodology, are shown below:

	Parent Company
	September 30, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value

Debentures (note 17)	(453,401)	(458,537)	(462,788)	(468,993)
Total	(453,401)	(458,537)	(462,788)	(468,993)

	Consolidated
	September 30, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 16)	(4,823,839)	(4,644,798)	(3,452,942)	(3,194,735)
Debentures (note 17)	(3,446,319)	(3,495,551)	(3,351,478)	(3,392,071)
Total	(8,270,158)	(8,140,349)	(6,804,420)	(6,586,806)

d) Derivatives

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of September 30, 2010, the Company and its subsidiaries had the following swap operations:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	Market values (book values)
Company / strategy / Counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market

Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
ABN	-	(779)	(779)	5,655	(6,434)	yen	Jan 2012	376,983	Over-the-counter
Subtotal	-	(779)	(779)	5,655	(6,434)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge

CPFL Paulista
Itau BBA	-	(2,589)	(2,589)	(2,581)	(8)	dollar	Oct/2010	30,121	Over-the-counter

CPFL Geração
HSBC	-	(447)	(447)	(401)	(46)	dollar	Oct/2010 to Mar/2011	65,237	Over-the-counter

Hedge interest rate variation (1)

CPFL Energia
Citibank
	2	(490)	(488)	96	(584)	CDI + spread	Sep 2010 to Sep 2014	450,000	Over-the-counter
RGE
Santander	416	-	416	99	317	CDI	Dec 2010 to Dec 2013	280,000	Over-the-counter
Citibank	102	-	102	34	68	CDI	Dec 2010 to Dec 2013	100,000	Over-the-counter

Hedge interest rate variation (2)

CPFL Piratininga
HSBC	-	(118)	(118)	9	(127)	TJLP	Jan/2013	25,453	Over-the-counter
Santander	-	(140)	(140)	4	(144)	TJLP	Jan/2013	25,453	Over-the-counter

CPFL Geração
HSBC	-	(242)	(242)	4	(246)	TJLP	Dec/2012	50,377	Over-the-counter

Subtotal	520	(4,026)	(3,506)	(2,736)	(770)

Total	520	(4,805)	(4,285)	2,919	(7,204)

Current	361	(3,372)
Noncurrent	159	(1,433)
Total	520	(4,805)

For further details of terms and informationa bout debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarter ended in September 30, 2010 and 2009, the derivatives resulted in the following impacts on the consolidated result:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                          Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

			Gain (loss)
			2010		2009
Company	Hedged risk / Operation	Account	3rd quarter	Nine month	3rd quarter	Nine month

CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(14)	164	97	37
CPFL Energia	Mark to market	Financial expense - Adjustment to fair value	20	(231)	(109)	415
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	13,802	(3,160)	(23,902)	(195,372)
CPFL Paulista	Mark to market	Financial expense - Adjustment to fair value	1,627	1,558	1,223	44,450
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	-	-	-	(218)
CPFL Piratininga	Variação de taxas de juros	Financial expense - Swap transactions	13	13	-	-
CPFL Piratininga	Mark to market	Financial expense - Adjustment to fair value	(271)	(271)	-	(126)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(5,594)	(13,832)	(28,700)	(233,624)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	(38)	581	(132)	(1,339)
CPFL Geração	Mark to market	Financial expense - Adjustment to fair value	206	1,792	1,120	10,700
RGE	Exchange variation	Financial expense - Other financial exp	-	-	(969)	(11,743)
RGE	Interest rate variation	Financial expense - Other financial exp	109	450	188	321
RGE	Mark to market	Financial expense - Derivatives adjust fair value	104	92	(155)	422
			9,964	(12,844)	(51,339)	(386,077)

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 139,214 (R$ 67,825 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES of the portion tied to the basket of currencies, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 8,747 (R$ 4,262 in proportion to the participation of CPFL Geração) in the third quarter of 2010 and a gain of R$ 15,351 (R$ 7,479 in proportion to the participation of CPFL Geração) in the same period of 2009. The compensation of these amounts will occur after the respective tariff adjustment process, respecting the existing conditions of each contract.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 468,790.  As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 420,618. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 29,126 and also has sufficient assets indexed in dollars (fund tied to foreign currency loans – Note 11) to offset any exchange impact.

d) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange  variation

If the level of exchange exposure at September 30, 2010 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                            Date: September 30, 2010

	Consolidated
Instruments	Exposure	Risk	Exchange depreciation of 9%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	21,578	apprec.dollar	1,871	5,395	10,789
Financial liability instruments	(197,613)	apprec.dollar	(17,135)	(49,407)	(98,807)
Derivatives - Plain Vanilla Swap	92,076	apprec.dollar	7,983	23,020	46,038
	(83,959)		(7,281)	(20,992)	(41,980)

Financial liability instruments	(420,618)	apprec.yen	(36,471)	(105,154)	(210,309)
Derivatives - Plain Vanilla Swap	420,618	apprec.yen	36,471	105,154	210,309
	-		-	-	-

	(83,959)		(7,281)	(20,992)	(41,980)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

 Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of September 30, 2010 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 9,20% p.a.; IGP-M of 7,77% p.a.; TJLP of 6.00% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 525,808. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

		Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	1,565,951	CDI variation	39,294	43,036	86,073
Financial liability instruments	(4,851,857)	CDI variation	(110,365)	(120,875)	(241,752)
Derivatives - Plain Vanilla Swap	(622,815)	CDI variation	(13,079)	(14,325)	(28,651)
	(3,908,721)		(84,150)	(92,164)	(184,330)

Financial asset instruments	85,985	IGP-M variation	(808)	1,670	3,341
Financial liability instruments	(264,155)	IGP-M variation	889	(4,249)	(8,498)
Derivatives - Plain Vanilla Swap	-	IGP-M variation	-	-	-
	(178,170)		81	(2,579)	(5,157)

Financial liability instruments	(2,762,725)	TJLP variation	3,869	(41,441)	(82,880)
Financial liability instruments	105,836	Fixed rate	(148)	1,588	3,175
	(2,656,889)		3,721	(39,853)	(79,705)

Total increase	(6,743,780)		(80,348)	(134,596)	(269,192)

* The CDI, IGP-M and TJLP indexes considered of 11.30%, 6.83% and 5.86%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(32)  REGULATORY ASSETS AND LIABILITIES

The Company accounts for the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

	Consolidated
	September 30, 2010	December 31, 2009

Assets

Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	34,077	12,753
Other financial components	-	199
	34,077	12,952

Deferred Costs Variations
Parcel "A"	666	1,290
CVA (**)	304,552	374,336
	305,218	375,626

Prepaid Expenses
Increase in PIS and COFINS	-	259
Overcontracting	36,587	100,326
Low income consumers' subsidy - Losses	44,831	55,506
Neutrality of the sector charges	1,337	-
Tariff adjustment	22,226	-
Other financial components	48,819	11,297
	153,800	167,388

Liabilities

Deferred Gains Variations
Parcel "A"	(22,906)	(44,419)
CVA	(380,697)	(377,735)
	(403,603)	(422,154)

Other Accounts Payable
Tariff review	-	(89,261)
Discounts TUSD and Irrigation	(2,666)	(991)
Tariff adjustment	(7,234)	-
Overcontracting	(52,659)	(17,541)
Low income consumers' subsidy - Gains	(3,172)	(6,011)
Neutrality of the sector charges	(50,030)	-
Other financial components	(31,449)	(12,138)
	(147,210)	(125,942)

Total net	(57,718)	7,870

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

(33)  SUBSEQUENT EVENT

Foz do Chapecó

On October 15, 2010 the first unit of the four generators of the Foz do Chapeco power plant went into commercial operation, as described in note 1.

Tariff Adjustment - CPFL Piratininga

By means of Ratification Resolution nº 1,075 of October 19, 2010, ANEEL set the Annual Tariff Adjustment for CPFL Piratininga at an average percentage of 10.11%, with 5.66% of perception of consumer.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

07.01 – COMMENTS ON PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 344,148 in the third quarter of 2010, a decrease of 23.3% (R$ 104,618) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	3rd quarter 2010	3rd quarter 2009
CPFL Paulista	125,155	224,360
CPFL Piratininga	61,067	66,475
RGE	73,414	36,671
CPFL Santa Cruz	3,320	8,933
CPFL Leste Paulista	3,481	3,931
CPFL Jaguari	2,588	1,585
CPFL Sul Paulista	3,847	3,560
CPFL Mococa	1,931	2,448
CPFL Geração	51,729	76,000
CPFL Brasil	49,953	61,848
CPFL Atende	734	6
CPFL Planalto	2,907	1,603
CPFL Serviços	1,391	(1,950)
CPFL Jaguariúna	(250)	6
CPFL Jaguari Geração	2,353	2,514

Total	383,620	487,990

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

CPFL Energia (Consolidated)

Information	Consolidated
	3rd quarter			Nine month
	2010	2009	Variation	2010	2009	Variation
GROSS REVENUE	4,494,484	4,243,993	5.9%	12,965,301	12,101,072	7.1%
Electricity sales to final consumers (¹)	2,076,584	2,005,695	3.5%	5,993,957	5,584,916	7.3%
Electricity sales to wholesaler	348,380	324,682	7.3%	845,887	960,390	-11.9%
Revenue from concession infrastructure construction	295,403	160,216	84.4%	698,867	410,678	70.2%
Other operating revenues (¹)	1,774,117	1,753,400	1.2%	5,426,590	5,145,088	5.5%
DEDUCTION FROM OPERATING REVENUE	(1,395,609)	(1,319,402)	5.8%	(4,120,142)	(3,738,314)	10.2%
NET OPERATING REVENUE	3,098,875	2,924,591	6.0%	8,845,159	8,362,758	5.8%
ENERGY COST	(1,665,778)	(1,512,363)	10.1%	(4,582,560)	(4,527,153)	1.2%
Electricity purchased for resale	(1,379,348)	(1,248,052)	10.5%	(3,723,117)	(3,745,321)	-0.6%
Electricity network usage charges	(286,430)	(264,311)	8.4%	(859,443)	(781,832)	9.9%
OPERATING COST/EXPENSE	(811,098)	(640,321)	26.7%	(2,154,817)	(1,835,532)	17.4%
Personnel	(147,737)	(137,024)	7.8%	(441,095)	(414,080)	6.5%
Employee pension plan	21,800	(900)	-2522.2%	65,405	(2,734)	-2492.3%
Material	(21,412)	(17,669)	21.2%	(57,626)	(50,797)	13.4%
Outsourced Services	(111,254)	(94,861)	17.3%	(320,223)	(282,849)	13.2%
Infrastructure construction costs	(295,403)	(160,216)	84.4%	(698,867)	(410,678)	70.2%
Depreciation and Amortization	(120,982)	(119,609)	1.1%	(359,051)	(361,296)	-0.6%
Amortization of intangible asset of concession	(46,511)	(47,645)	-2.4%	(139,240)	(142,932)	-2.6%
Other	(89,599)	(62,397)	43.6%	(204,120)	(170,166)	20.0%
OPERATING INCOME	621,999	771,907	-19.4%	2,107,782	2,000,073	5.4%
FINANCIAL INCOME (EXPENSE)	(73,100)	(66,860)	9.3%	(239,231)	(218,152)	9.7%
Income	129,825	78,376	65.6%	332,117	252,772	31.4%
Expense	(202,925)	(145,236)	39.7%	(571,348)	(470,924)	21.3%
Net income / (expense)	(73,100)	(66,860)	9.3%	(239,231)	(218,152)	9.7%
INCOME BEFORE TAX	548,899	705,047	-22.1%	1,868,551	1,781,921	4.9%
Social Contribution	(52,641)	(67,030)	-21.5%	(178,316)	(170,167)	4.8%
Income Tax	(145,477)	(180,333)	-19.3%	(491,821)	(466,876)	5.3%
NET INCOME FOR THE PERIOD	350,781	457,684	-23.4%	1,198,414	1,144,878	4.7%

EBITDA	767,692	940,061	-18.3%	2,540,668	2,507,035	1.3%

Net Income for the Period and EBITDA Reconciliation (²)
NET INCOME FOR THE PERIOD	350,781	457,684		1,198,414	1,144,878
Employee Pension Plan	(21,800)	900		(65,405)	2,734
Depreciation and Amortization	167,493	167,254		498,291	504,228
Financial Income (Expense)	73,100	66,860		239,231	218,152
Social Contribution	52,641	67,030		178,316	170,167
Income Tax	145,477	180,333		491,821	466,876
EBITDA	767,692	940,061		2,540,668	2,507,035

(¹) The reclassification of revenue from the Network Usage Charge - TUSD was not taken into account in presentation of the Comments on Consolidated Performance (note 24)
(2) Information not reviwed by the independent accountants

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Gross Operating Revenue

The Gross Operating Revenue in the third quarter of 2010 was R$ 4,494,484, up 5.9% (R$ 250,491) on the same period of the previous year.

By excluding “Revenue from construction of concession infrastructure” (because it does not have effect in the Profit and Loss due to its related cost which is recorded at the same value), the Gross Operating Revenue would have an amount of R$ 4,199,081, an increase of 2.8% (R$ 115,304).

In spite of the billed energy sales having fallen slightly by R$ 1,194 as a result of the net effect of the 3.9% reduction in average prices practiced, caused mainly by the negative tariff adjustments of the ditributors and the increase of 4.1% in energy sales, gross operating revenue was positively impacted by the following factors:

•         An increase of R$ 23,698 in the energy supplied, mainly due to the increase of R$ 31,339 in short-term electricity sales, as well as the price increase in the CCEE.This increase was partially offset by reduction in Other concessionaires, licensees and authorized.

•         An increase of R$ 93,598 in Other Operating Revenue, due to the increase of R$ 98,698 in revenue due to the Use of the Distribution System – TUSD for free customers. This increase is mainly due to the revival of industrial activity, the effects of the tariff adjustment and the migration of captive clients to the free market, particularly in the case of CPFL Paulista.This increase was partially offset by reduction in Other revenue and income.

➢  Quantity of Energy Sold

An increase of 4.1% was recorded in the quantity of energy billed to final consumers in the third quarter of 2010.

The residential, commercial and industrial classes, which account for 84.3% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 6.1%, 6.8% and 1.1% respectively, compared with the same quarter of the previous year.

The residential and commercial classes benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years and the reduced IPI incentive in effect up to January 31, 2010, which resulted in increased purchases of household electrical goods and a dynamic retail trade.  Additionally, higher temperatures than those of the same period last year boosted consumption.

The amount sold to the industrial class shows that this category is overcoming the negative effects of the international crisis that affected the industry in our concession area until mid-2009. Resumption of industrial operations was fueled by a series of tax exemptions, which encouraged bringing forward scheduled production to reduce costs. However, growth in the third quarter was less than in the first half of the year, on account of the withdrawal of these tax incentives and the winding down of the inventory recomposition process. In addition, the migration of free customers resulted in a decrease in sales in the period.

In respect of the quantity of energy sold and transported within the concession area, which impacted both billed supply and the collection of TUSD, there was an increase of 7.5% compared with the same period of the previous year.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

The quantity of energy supplied decreased 23.7% in the third quarter of 2010, both in the sales to the CCEE (short term sales), as a result of the lower energy balances, in the commercial segment (sales to other concessionaires, licensees and authorized sellers), due to the termination of several contracts.

➢  Tariffs

In the third quarter of 2010, the energy supply tariffs applied fell by an average of 3.9%, mainly due to the impacts of the tariff adjustments of the distribution subsidiaries:

  CPFL Paulista: -5.69% from April 2010;
  RGE: 3.96% from June 2010;
  CPFL Santa Cruz: -2,53%, CPFL Jaguari: 3.67%, CPFL Mococa: 3.24%, CPFL Leste Paulista:     -8.47% and CPFL Sul Paulista: 4.94%,  all from February 2010;
  CPFL Piratininga: -2.12% from October 2009.

Deductions from Operating Revenue

Deductions from Operating Income in the third quarter of 2010 amounted to R$ 1,395,609, an increase of 5.8% (R$ 76,207) in relation to the same quarter of 2009, mainly reflecting an increase of R$ 2,091 in taxes on revenue (PIS, COFINS and ICMS) and the increase of R$ 61,358 in CCC and CDE charges.

Cost of Electric Energy

Cost of Electric Energy in the quarter totaled R$ 1,665,778, representing an increase of 10.1% (R$ 153,415) in relation to the same period of the previous year.

➢  Electric Energy Purchased for Resale

The balance of electric energy purchased for resale was R$ 1,379,348, an increase of 10.5% (R$ 31,296). The variation reflected an increase of R$ 98,815 in energy purchased in restricted framework and R$ 23,075 in energy purchased in free market. These increases are explained due primarily to the tariff adjustments

➢  Tariff for the Use of the Distribution System

The balance of tariff for the Use of the Distribution System was R$ 286,430, an increase of 8.4% (R$ 22,119)  in relation to the third quarter 2009, basically due to raise in charges, such as: System service charge – ESS (R$ 17,132), Reserve energy charge (R$ 12,385), Connection charge (R$ 7,094). These effects were partially offset by a reduction Basic network charge (R$ 17,432).

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 811,098, an increase of 26.7% (R$ 170,777) compared to the same period of the previous year.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Operating costs and expense would have an amount of R$ 515,965, a decrease of 7.4% (R$ 35,590) by excluding “Costs related to infrastructure construction” (because it does not have effect in the Profit and Loss due to its related revenue which is recorded at the same value),  mainly due to:

•         Employee Pension Plan: recorded income of R$ 21,800 in the quarter and expense of R$ 900 in the third quarter of 2009, largely as a result of the nominal earnings expected on the plan assets, based on an Actuarial Report;

•         Personnel: expenses relating to Personnel presented an increase of R$ 10,713, mainly as a result of the wage increases determined in collective bargaining agreements and an increase in the number of employees basically due to the business expansion by service companies.

•         Outsourced Services: an increase of R$ 16,393 as a result of price increases; maintenance expenses relating to the electricity system, telephone services and providing reinforcement for the technical staff;

•         Other Expenses: an increase of R$ 26,068, particularly in terms of Legal, Court and Indemnity expenses, which increased R$18,852, mainly due to the provision for labor claims recorded by CPFL Paulista (see note 21) and by the increase of R$ 6,798 in Publicity and Advertising Expenses.

Financial Income (Expense)

The Net Financial Income (Expense) in the third quarter of 2010 was an expense of R$ 73,100, representing an increase of 9.3% (R$ 6,240) compared with the same period of 2009:

➢  The financial income increased R$ 51,449 (65.6%), mainly due to:

•         An increase of R$ 24,764 in earnings on short-term financial investments as a result of the higher balance of cash and cash equivalents in the third quarter of 2010;

•         An increase of R$ 15,505 in monetary and exchange restatement, deferred taxes and escrow deposits.

➢  The financial expense increased R$ 57,689 (39.7%) mainly due to:

•         An increase of R$ 43,196 in debt charges and R$ 12,661 in monetary and exchange restatement , mainly due to the increase in indebtedness in the period and the increase of indicators used to correct debts, particularly the CDI index.

Social Contribution and Income Tax

Taxes on income in the third quarter of 2010 totaled R$ 198,118, a decrease of 19.9% (R$ 49,245) in relation to the same quarter of 2009, mainly as a result of the 22.1% decrease in pre-tax income.

Net income and EBITDA

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

As a result of the above factors, the net income for the quarter was R$ 350,781, 23.4% (R$ 106,903) lower than in the same period of 2009.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the third quarter of 2010 was R$ 767,692, 18.3% (R$ 172,369) lower than the EBITDA for the same period of 2009.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	29.80
COMMERCIAL, INDUSTRIAL AND OTHER		109,809,901		109,809,901

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	22.27
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,793		205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	2.11
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	7.71
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,899		53,031,258,896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	23,17
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,582		807,168,578

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/03/2012

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

19.01 – CAPITAL EXPENDITURE

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the six month-period ended September 30, 2010, as well as the three years ended December 31, 2009, 2008 and 2007.

	In millions of R$
		Year Ended December 31,
	6 months 2010	2009	2008	2007
Distribution
CPFL Paulista	223	344	279	291
CPFL Piratininga	107	132	123	144
RGE	99	215	226	221
CPFL Santa Cruz	14	20	18	11
Other	11	34	19	9
	454	745	665	676

Generation	262	570	502	445

Commercialization	38	10	8	9

Other	-	2	3	2

Total	754	1,327	1,178	1,132

We plan to effect capital expenditure totaling approximately R$ 1,724 million in 2010 and approximately R$ 1,454 million in 2011. Of the total budgeted capital expenditure over this period, R$ 2,018 million is for distribution and R$ 1,160 million is for generation.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2010:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	122,948,720	25.55
BB Carteira Livre I FIA	149,233,727	31.02
Bonaire Participações S.A.	60,713,511	12.62
BNDES Participações S.A.	40,526,739	8.42
Board of directors	112	-
Executive officers	2,824	-
Other shareholders	107,711,497	22.39
Total	481,137,130	100.00

Quantity and characteristic of secutiries held by Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September

	09/30/2010		09/30/2009
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	333,314,879	69.28	333,314,881	69.45
Administrator	-
Executive officers	2,824	0.00	31,152	0.01
Board of directors	112	0.00	3,110	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	147,819,315	30.72	146,561,795	30.54
Total	481,137,130	100.00	479,910,938	100.00
Outstanding shares	147,819,315	30.72	146,561,795	30.54

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                  Date: September 30, 2010

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to individual level, as of September 30, 2010:

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Átila Holdings S/A	1,815,927	46.55	70,530	50.00	1,886,457	46.67
(b)	Camargo Corrêa Energia S.A.	1,339,149	34.33	47,018	33.33	1,386,167	34.29
(c)	Camargo Corrêa S.A.	581,201	14.90	23,512	16.67	604,713	14.96
	Other shareholders	164,951	4.22	-	-	164,951	4.08
	Total	3,901,228	100.00	141,060	100.00	4,042,288	100.00

(a)	Átila Holdings S/A

	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	280,767,655	38.91
	Camargo Corrêa S.A	440,877,607	61.09
	Total	721,645,262	100.00

(b)	Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
	Other shareholders	-	-	6	-	6	-
	Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c)	Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
	Other shareholders	5	0.01	1	-	6	-
	Total	48,946	100.00	93,100	100.00	142,046	100.00

(d)	Construções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	318,069	100.00	87,772	99.99	405,841	99.99
	Other shareholders	5	-	8	0.01	13	0.01
	Total	318,074	100.00	87,780	100.00	405,854	100.00

(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	685,162,736	100.00
	Other shareholders	6	-
	Total	685,162,742	100.00

(f)	Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h)	RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i)	RCPODON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(j )	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
	Other shareholders	6	0.01	-	-	6	0.01
	Total	2,250,000	100.00	4,500,000	100.00	6,750,000	100.00

(g)	RCABON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Rosana Camargo Arruda Botelho	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00

(h)	RCNON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Renata de Camargo Nascimento	749,850	100	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100	150	100	750,000	100.00

(i)	RCPODON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Regina de Camargo Pires Oliveira Dias	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

( j )	RCABPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,499,890	99.99
	Other shareholders	110	0.01
	Total	1,500,000	100.00

(k)	RCNPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Renata de Camargo Nascimento	1,499,890	99.99
	Other shareholders	110	0.01
	Total	1,500,000	100

(l)	RCPODPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Regina de Camargo Pires Oliveira Dias	1,499,850	99.99
	Other shareholders	150	0.01
	Total	1,500,000	100.00

(m)	RRRPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,980	33.33
	Renata de Camargo Nascimento	1,980	33.33
	Regina de Camargo Pires Oliveira Dias	1,980	33.34
	Total	5,940	100.00

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Shareholder's composition of Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I holding more than 5% of the shares of the same type and class up to the individuals level, as of September 30, 2010:

	Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

	Shareholders	Cotas	%
	Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00
	Total	130,163,541	100.00

Shareholder's composition of BONAIRE Parcipações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30,2010:

	Shareholders	Common Shares	%
(a)	Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
	Other shareholders	6	-
	Total	66,728,878	100.00

(a)	Energia São Paulo Fundo de Investimento em Participações

	Shareholders	Cotas	%
(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
	Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
	Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
	Fundação Sistel de Seguridade Social	256,722,311	32.22
	Total	796,479,768	100.00

(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114

	Shareholders	Cotas	%
	Fundação CESP	353,528,507	100.00
	Total	353,528,507	100.00

Shareholder's composition of BNDES Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2010:

	Shareholders	Common Shares	%
	Banco Nacional de Desenv. Econômico e Social ( * )	1	100.00
	Total	1	100.00

( * )	State agency - Federal Government

Number of shares is expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

Social Report / Nine-month period ended in September 2010 and 2009 (*)
Company: CPFL ENERGIA S.A.
1 - Basis for Calculation	9 month-period ended September 2010 Value (R$ thousand)			9 month-period ended September 2009 Value (R$ thousand)
Net Revenues (NR)	8,845,159			8,362,758
Operating Result (OR)	1,868,551			1,781,921
Gross Payroll (GP)	392,854			359,500
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	30,935	7.87%	0.35%	29,268	8.14%	0.35%
Mandatory payroll taxes	106,701	27.16%	1.21%	94,696	26.34%	1.13%
Private pension plan	19,274	4.91%	0.22%	17,924	4.99%	0.21%
Health	23,164	5.90%	0.26%	20,852	5.80%	0.25%
Occupational safety and health	1,612	0.41%	0.02%	1,450	0.40%	0.02%
Education	1,754	0.45%	0.02%	1,428	0.40%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	7,285	1.85%	0.08%	3,870	1.08%	0.05%
Day-care / allowance	1,113	0.28%	0.01%	824	0.23%	0.01%
Profit / income sharing	31,062	7.91%	0.35%	31,444	8.75%	0.38%
Others	3,929	1.00%	0.04%	2,082	0.58%	0.02%
Total - internal social indicators	226,829	57.74%	2.56%	203,838	56.70%	2.44%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	533	0.03%	0.01%	1,346	0.08%	0.02%
Culture	7,282	0.39%	0.08%	8,442	0.47%	0.10%
Health and sanitation	1,864	0.10%	0.02%	452	0.03%	0.01%
Sport	40	0.00%	0.00%	115	0.01%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,559	0.08%	0.02%	535	0.03%	0.01%
Total contributions to society	11,278	0.60%	0.13%	10,890	0.61%	0.13%
Taxes (excluding payroll taxes)	4,178,796	223.64%	47.24%	3,800,612	213.29%	45.45%
Total - external social indicators	4,190,074	224.24%	47.37%	3,811,502	213.90%	45.58%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	73,304	3.92%	0.83%	65,699	3.69%	0.79%
Investments in external programs and/or projects	58,271	3.12%	0.66%	47,678	2.68%	0.57%
Total environmental investments	131,575	7.04%	1.49%	113,377	6.36%	1.36%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators		Nine month 2010			Nine month 2009
Nº of employees at the end of period	7,664			7,369
Nº of employees hired during the period	1,030			701
Nº of outsourced employees	ND			6,746
Nº of interns	252			199
Nº of employees above 45 years age	2,106			2,016
Nº of women working at the company	1,666			1,390
% of management position occupied by women	8.70%			9.43%
Nº of Afro-Brazilian employees working at the company	853			730
% of management position occupied by Afro-Brazilian employees	1.79%			1.27%
Nº of employees with disabilities	294			291
6 - Relevant information regarding the exercise of corporate citizenship		Nine month 2010			Nine month 2009
Ratio of the highest to the lowest compensation at company	79.33			59.20
Total number of work-related accidents	13			7
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(x) are required	( ) are not considered	( ) are suggested	(x) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 530.416	in Procon 1.666	in the Courts 1.291	in the company 552.304	in Procon 393	in the Courts 845
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 53.21%	in the company 100%	in Procon 100%	in the Courts 54.54%
Total value-added to distribute (R$ 000):	Nine-month-period 2010*: 6,479,878			Nine-month-period 2009* : 5,943,375
Value-Added Distribution (VAD):	66.15% government 5.6% employees 11.95% shareholders 9.76% third parties 6.54% retained			65.36% government 6.72% employees 9.62% shareholders 8.66% third parties 9.64% retained
7 - Other Information
Consolidated information
* Adjusted to adequate to IFRS.
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors’ review report

To

The Shareholders and Management of

CPFL Energia S.A.

São Paulo - SP

1.    We have reviewed the accompanying individual quarterly financial information of CPFL Energia S.A. (“The Company”) comprising the balance sheets, the statements of income, comprehensive income, shareholders’ equity and cash flows and the consolidated quarterly financial information of this Company and its subsidiaries, comprising the consolidated balance sheets, the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, both related to  the quarter ended as of September 30, 2010, which include the footnotes and performance report, prepared under the responsibility of the Management.

2.    Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

3.    Based on our special review, we are not aware of any material modifications that should be made to the individual quarterly financial information of CPFL Energia S.A. aforementioned, for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly financial information.

4.    Based on our special review, we are not aware of any material modifications that should be made to the consolidated quarterly financial information of CPFL Energia S.A. and its subsidiaries aforementioned, for it to be in conformity with International Financial Reporting Standards (IFRS) and the regulations issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly financial information

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

5.    As mentioned in footnote n° 5, during 2009 and 2010, were approved by CVM, several pronouncements, interpretations and technical guidance issued by the Committee for Accounting Pronouncements (CPC) in effect for 2010, which changed the accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries to the preparation of individual quarterly financial information of the Company of the quarter ended September 30, 2010 and disclosed in footnote no 5. This individual quarterly financial information has been restated, and thus, were different of the individual quarterly information presented in November 10, 2010, including our independent auditors´ review report dated by November 03, 2010. The individual quarterly financial information of the year and period ended on 2009 and 2010, prepared and restated to for comparative purpose, were adjusted to include the changes in account practices adopted in Brazil effective for 2010.

6.    As mentioned in footnote n° 5, the Company and its subsidiaries since the fiscal year ended 2010, start the present their consolidated quarterly financial information in accordance with International Financial Reporting Standards (IFRS). The consolidated quarterly financial information of the Company and its subsidiaries for the year and periods ended 2009, prepared in accordance with aforementioned international accounting standards, are being presented for the comparison purpose.

7.    Our review was conducted with the purpose to issue a review report on accounting information of quarterly financial information of this Company and its subsidiaries, referred in the first paragraph, as a whole. The statements of additional value, prepared under the responsibility of the Management, is not required by international accounting practices issued by IASB and is presented as additional information. Those additional information were subject to the same review procedures applied to the accounting information included in to the individual and consolidated quarterly financial information of CPFL Energia S.A. and its subsidiaries and, based on our review, we are not aware of any material modifications that should be made in this additional information to be presented in accordance with the accounting information included in to the quarterly information referred in the first paragraph, as a whole.

Campinas, April 13, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Contador CRC 1SP125991/O-0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                                  Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                           Date: September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

SUBSIDIARY / ASSOCIATED

COMPANY NAME
CPFL COMERCIALIZAÇÃO BRASIL S/A

22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	Operating revenues	541,252	1,380,580	533,603	1,456,198
3.02	Deductions from operating revenues	(57,758)	(148,228)	(52,909)	(183,797)
3.03	Net operating revenues	483,494	1,232,352	480,694	1,272,401
3.04	Cost of sales and/or services	(400,112)	(978,492)	(384,649)	(1,023,850)
3.04.01	Electric energy purchased for resale	(391,420)	(958,369)	(377,887)	(1,003,910)
3.04.02	Electric energy network usage charges	-	(17)	1	423
3.04.03	Material	16	(61)	(450)	(836)
3.04.04	Outsourced services	(8,708)	(20,045)	(6,313)	(19,527)
3.05	Gross operating income	83,382	253,860	96,045	248,551
3.06	Operating expenses/income	(8,929)	(24,543)	(4,822)	(10,578)
3.06.01	Sales and Marketing	(6,646)	(22,378)	(6,300)	(18,739)
3.06.02	General and administrative	(2,820)	(3,796)	(515)	(1,558)
3.06.03	Financial	537	1,631	1,993	9,719
3.06.03.01	Financial income	7,077	17,331	4,646	12,073
3.06.03.02	Financial expenses	(6,540)	(15,700)	(2,653)	(2,354)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                               Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                        Date: September 30, 2010

1 – Code	2 – Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.06.04	Other operating income	-	-	-	-
3.06.05	Other operating expense	-	-	-	-
3.06.06	Equity in subsidiaries	-	-	-	-
3.07	Income from operations	74,453	229,317	91,223	237,973
3.08	Nonoperating income (expense)	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxes on income and noncontrolling interest	74,453	229,317	91,223	237,973
3.10	Income tax and social contribution	(25,314)	(77,235)	(11,831)	(55,481)
3.10.01	Social contribution	(6,737)	(20,537)	(4,799)	(16,487)
3.10.02	Income tax	(18,577)	(56,698)	(7,032)	(38,994)
3.11	Deferred income tax and social contribution	816	1,770	(17,555)	(19,391)
3.11.01	Social contribution	217	469	(4,647)	(5,133)
3.11.02	Income tax	599	1,301	(12,908)	(14,258)
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders’ equity	-	-	-	-
3.15	Net income (loss) for the period	49,955	153,852	61,837	163,101
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE (Reais)	16.65964	51.30854	20.62220	54.39302
	LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Operating Revenue

Consolidated Gross Operating Revenue for the third quarter of 2010 was R$ 541,252, an increase of R$ 7,649 (1.4%) in relation to the same quarter of 2009. This increase is basically explained by the net effect of: (i) increase in the parent company’s revenue from energy sales, which grew R$ 34,152 impacted by the increase of 24 GWh in volume of energy sales and 6.3% in the average price; (ii) decrease of R$ 16,465 related to supply contracts of subsidiaries CPFL Cone Sul and Clion; (iii) decline of R$ 10,038 regarding revenue from services rendered by the parent company.

Net Income and EBITDA

Net income of R$ 49,955 was recorded in the third quarter of 2010, a decrease of R$ 11,894 (19.2%), compared with the same quarter of 2009.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the third quarter of 2010 was R$ 74.626, 16.8% lower than the R$ 89,736 recorded in the same quarter of 2009 (information not reviewed by the Independent Auditors).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

23.01 – DESCRIPTION OF CHANGED INFORMATION

Restatement due to CVM Decision 656 of January 25, 2011.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: September 30, 2010

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	INCOME STATEMENT	6
04	01	STATEMENTS OF CASH FLOW	8
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2010 TO SEPTEMBER 30, 2010	9
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO SEPTEMBER 30, 2010	10
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	11
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	12
09	01	CONSOLIDATED INCOME STATEMENT	13
10	01	CONSOLIDATED STATEMENTS OF CASH FLOW	14
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2010 TO SEPTEMBER 30, 2010	15
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO SEPTEMBER 30, 2010	16
06	01	NOTES TO THE INTERIM FINANCE STATEMENTS	17
07	01	COMMENTS ON PERFORMANCE IN THE QUARTER	90
12	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	91
13	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	96
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	97
19	01	CAPITAL EXPENDITURES	98
20	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	99
21	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	104
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	106
		COMPANHIA PAULISTA DE FORÇA E LUZ – CPFL
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	107
		CPFL GERAÇÃO DE ENERGIA S.A.
22	01	INCOME STATEMENT OF SUBSIDIARIES	108
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	110
		CPFL COMERCIALIZAÇÃO BRASIL S.A.
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	111
		COMPANHIA PIRATININGA DE FORÇA E LUZ
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	112
		RIO GRANDE ENERGIA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2011

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JUNIOR
Name: Title:	Wilson P. Ferreira Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.